Interim Report Q1 2021

FOR THE THREE MONTHS ENDED MAR. 31	2021	2020
TOTAL (MILLIONS)
Revenues	$16,410	$16,586
Net income (loss)	3,776	(157)
Funds from operations[1]	2,821	884
PER SHARE[2]
Net income (loss)	$0.77	$(0.20)
Funds from operations[1]	1.80	0.55
Dividends[3]
Cash	0.13	0.12

AS AT MAR. 31, 2021 AND DEC. 31, 2020
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management[1]	$609,075	$601,983
Consolidated results
Balance sheet assets	345,023	343,696
Equity	125,934	122,642
Common equity	32,953	31,693
Diluted number of common shares outstanding[2]	1,577	1,574
Market trading price – NYSE[2]	$44.50	$41.27
1.See definition in the MD&A Glossary of Terms beginning on page 56.
2. 2020 adjusted to reflect the three-for-two stock split effective April 1, 2020.
3.See Corporate Dividends on page 26.
2 BROOKFIELD ASSET MANAGEMENT

Brookfield at a Glance
We are a leading global alternative asset manager with over $600 billion of assets under management, and a focus on investing in long-life, high-quality assets and businesses that help form the backbone of the global economy. Our goal is to enable the companies and assets we invest in, as well as the communities in which we operate, to thrive over the long term.
We serve a broad range of institutional investors, sovereign wealth funds and individuals around the world. As stewards of the capital our investors entrust to us, we leverage our experience and deep operating expertise to create long-term value on their behalf, helping them meet their goals and protect their financial futures.
Our capital structure is built to allow us to finance investments by drawing from various sources—including our own balance sheet, our publicly listed affiliates’ capital and capital from our institutional investors. This access to flexible, large-scale capital allows us to pursue transactions for our investors that are significant in size, generate attractive financial returns and cash flows, and support the growth of our asset management activities. Importantly, it also means that our capital is invested alongside that of our investors, ensuring that our interests are always aligned with theirs.
At Brookfield, sound Environmental, Social and Governance (ESG) practices are integral to building resilient businesses and creating long-term value for our investors and stakeholders. These practices are rooted in our philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. This means operating with robust governance and other ESG principles and practices, and maintaining a disciplined focus on embedding these principles into all our activities.
Our people remain the most important element of our business, and our culture is based on integrity, collaboration and discipline. We place a strong emphasis on diversity across all our businesses, because we recognize that our success depends on fostering a wide range of perspectives, experiences and world views.

•Investment focus: We focus on real estate, infrastructure, renewable power, private equity and credit.
•Diverse product offering: We offer core, core-plus, value-add, opportunistic/growth equity and credit strategies through closed-end and perpetual vehicles in both the public and private markets.
•Focused investment strategies: We invest where we can bring our competitive advantages to bear, leveraging our global reach, access to large-scale capital and operational expertise.
•Disciplined financing approach: We take a conservative approach to the use of leverage, ensuring we can preserve capital across all business cycles.
•Sustainability: We are committed to ensuring that the assets and businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” or “listed affiliates” includes our subsidiaries, Brookfield Property Partners L.P., Brookfield Property REIT Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms beginning on page 56 which defines our key performance measures that we use to measure our business.
Q1 2021 INTERIM REPORT 3

Letter to Shareholders
OVERVIEW
Our first quarter results were exceptional. Funds from Operations (“FFO”) and distributable earnings both set quarterly records at $2.8 billion and $2.5 billion, respectively. On a rolling-12-month basis, FFO was $7.1 billion – the result of strong operating results across most of our operations, increased deployment of capital in our funds, and a number of disposition gains. We sold $13 billion of assets which generated $6.4 billion of gains – $1.8 billion for BAM and $4.6 billion for our clients.
We expect our strong results to continue, as those operations affected by the shutdown are all now recovering. As a result, like many businesses, we expect that the coming quarterly comparisons to last year will be very strong.
We are raising capital for a number of large funds that will have first closes this year. Those closings, continued deployment of capital into new opportunities, and asset sales into a strong and liquid market should all continue to provide momentum to our operating results.
With regard to BAM Re, our newly organized insurance subsidiary, we expect the prospectus for your share distribution to be approved and the spin-off to be completed by early July, and we are excited about taking this next step.
MARKET ENVIRONMENT
Economies around the world continue to recover from the pandemic, with most countries emerging slowly from lockdowns. While it’s not happening as quickly as we would all like, it is clear that we are moving into the recovery phase in most economies around the world as vaccinations take hold. Capital markets, flush with liquidity provided by central banks, have already predicted and priced this recovery in for some assets and securities. As a result, we are being selective with our investment strategies in the stock markets, although there are still spots globally – and businesses specifically – that offer opportunity.
Investors betting on rising interest rates are expecting more good news, in that they are predicting that GDP growth will follow. While short rates are still effectively zero, long-term interest rates have moved off a very low floor and are now increasing towards 2%. While a large move up from where they were, today’s interest rates are still incredibly low on any historical measure.
Our ideal macro backdrop is reasonably good global growth combined with “lowish” interest rates. We believe these conditions will play out during this up-cycle. As a result, our strategies for alternative investment should continue to be among the exceptional places to be invested for years to come.
OPERATING RESULTS
We generated $2.8 billion of FFO during the quarter. Fee-related earnings increased by 29%. We continued to sell mature investments, which generated $1.8 billion of disposition gains for our balance sheet, and $681 million of carried interest realization during the quarter. These elements brought distributable earnings to $6.1 billion or $3.97 per share, over the last 12 months.

AS AT AND FOR THE 12 MONTHS ENDED MARCH 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2018	2019	2020	2021	CAGR
Distributable earnings (DE) – Per share	$1.34	$1.56	$1.70	$1.77	$3.97	31%
– Total	1,960	2,294	2,487	2,661	6,110	33%
Fee-related earnings (before performance fees)	691	791	889	1,284	1,520	22%
Gross annual run rate of fees plus target carry	2,058	2,465	3,100	5,561	6,673	34%
Total assets under management	245,205	282,731	365,957	518,956	609,075	26%
4 BROOKFIELD ASSET MANAGEMENT

Assets Under Management are Growing
Assets under management and fee-related earnings continued to grow, with both the size and the scope of our funds increasing. Over the last 12 months, fee-bearing capital and fee-related earnings grew by 21% and 18% respectively.
We are in the early stages of fundraising for our next round of flagship funds, targeting $100 billion of capital. This includes the launch of our fourth flagship real estate fund, and the Brookfield Global Transition Fund, as well as being in the final closing of our flagship distressed debt fund. In addition, over the next 12 months, we expect to be back in the market with our next vintage flagship infrastructure and private equity funds.
The sustained low interest rate environment combined with institutions’ need to earn returns from alternatives has created a very constructive fundraising environment. In addition to the flagship funds, we are steadily growing our perpetual core private fund products, which take in capital on a quarterly basis. Success on these two fronts should drive another step change in our fee-related earnings, potentially doubling them over the next five years.
Monetizations are Driving Carried Interest and Gains
In the current low interest rate environment, demand for the type of assets we own is strong. Many of our businesses are critical infrastructure assets that are underpinned by long dated, contracted or regulated cash flows. With the capital markets being highly accommodative, we have been monetizing assets. This has resulted and will continue to result – in both investment gains and carried interest being recognized into income.
During the quarter we sold $13.0 billion of assets. This resulted in the realization of $6.4 billion of investment gains, including $1.8 billion for BAM, and $4.6 billion for our clients. On the client gains, we realized $681 million of carried interest into income. We also have a further $5.4 billion of accrued carried interest to be recognized into income at a future date, which is not recorded in our accounts due to both our conservative accounting methodology and the terms of our funds. A few notable monetizations in the first quarter include an IPO of a solar products business, the private sale of a life sciences real estate portfolio, and two secondary offerings of our graphite electrode manufacturer.
We also continued to sell assets directly off our balance sheet, and generated large disposition gains during the quarter. This included a portion of our shares in Brookfield Renewable and West Fraser. In addition to these gains from our own investment portfolio, further fund monetizations should generate upwards of $1 billion of gross carried interest this year.
Our Liquidity is Very Strong
Our balance sheet has never been stronger, with total capital availability at approximately $80 billion: $18 billion of corporate liquidity and $62 billion of fund capital. In addition to making asset sales, we continue to strengthen our debt structure. We issued an inaugural $500 million green bond in April with an interest rate of 2.724% for 10 years. This is the lowest coupon we have ever paid for a 10-year term. The proceeds will be used for green initiatives, but to keep our debt unchanged we have called approximately $500 million of 2023 bonds. The net result is that we have extended the duration of our debt and lowered the average interest rates.
The combination of strong markets and realizations means we have more than enough cash on hand for both the announced privatization of BPY, and when market opportunities arise, the repurchase of BAM shares which are being issued to close the BPY transaction.

Q1 2021 INTERIM REPORT 5

INTEREST RATES ARE STILL VERY LOW
We believe central banks will be successful in engineering GDP growth and increased employment, which will in turn allow central banks to increase short rates from the zero bound level they have been tethered to for over a year. The ideal scenario is to have short rates in the U.S. increase slowly from zero to 2-ish% in the 2022/23 period. If this is in fact the case, a 10-year treasury note may see ±3%; this will mean global economies are doing well, creating a very constructive environment for the assets we own.
Many of our assets benefit from inflation protection, in addition to low-ish interest rates. It is very important to note that short rates at roughly 2% and long rates at roughly 3% are still very low compared to what has historically been reflected in underwriting the investments we make. In addition, rising rates generally means GDP is growing. Most of our businesses are resilient in tough environments but more valuable when underlying fundamentals are strong. The ideal conditions for us are strong economic growth combined with somewhat higher rates.
The only scenario that would be disruptive is short rates increasing precipitously to 4-5% due to out-of-control inflation, and no growth in the underlying economies (stagflation). However, we do not expect this to arise in this cycle, and therefore we expect the environment to be constructive.
The return demanded for most of our investable asset classes have come down due to the decrease in risk-free rates globally, producing increases in asset values. The one laggard is commercial property assets, which are only now starting to move up. We would normally have seen values rise before now in response to the interest rate reductions; however, this hasn’t yet happened as a result of the perception of the impact of Covid and all that came with it in terms of real estate. As this perception abates, and in particular as people re-occupy offices globally, there is room for cap rates to move down and value to go up. If views toward commercial property strengthen, the appreciation of assets should occur irrespective of modest interest rate movements upward, as the spread of cap rates over interest rates is currently one of the widest ever.
PRIVATIZATION OF BROOKFIELD PROPERTY PARTNERS
We have formally agreed with the special committee of BPY to privatize Brookfield Property Partners. The transaction should close around the end of the second quarter, subject to regulatory approvals and the favorable vote of the BPY unitholders. We believe we are paying a fair price, given the trading values of other property companies in the stock market, but we should be able to do more with BPY’s assets once they’re privately owned than BPY could do with them under the constraints affecting a public entity.
Unitholders of BPY can choose to receive proceeds of $18.17 per BPY unit in the form of cash (permitting them to move on to other investments), preferred shares (which will pay them a similar dividend to what they received before), or Brookfield Asset Management Class A shares (where they will be able to stay invested with all of us). We believe the offer is in the best interests of BPY – and the Special Committee, with the assistance of its advisors, has agreed with us. Most importantly, we believe BPY unitholders who receive Brookfield Class A shares will have a greater opportunity to compound wealth than if they remain invested in BPY.
The tone in the market for commercial property assets is very negative at the moment. Real estate stocks have been trading as though no company will ever occupy an office again, no person will ever set foot in a store and nobody will ever travel again, for either business or leisure. We do not believe that any of these will be the case, and so we are investing accordingly.

6 BROOKFIELD ASSET MANAGEMENT

CULTURE IS EVERYTHING
Part of our confidence in our real estate business stems from our long-term perspective, and our having been in the business for many decades. The other factor is our experience in building a company culture. There has been a debate going on in the news globally about whether a company should have office space, or whether instead it can merely exist online. Our view is that in the short term many survived without an office, but in the long term, a company will not prosper without the interaction that comes with people working together in an office. We come to this conclusion for numerous reasons, but mostly because of Culture.
Clayton M. Christensen, James Allworth and Karen Dillon captured the meaning of Culture in a section of their book “How Will You Measure Your Life?” It goes as follows:
Culture is a way of working toward common goals that have been followed so frequently and so successfully that people don’t even think about trying to do things another way. If a Culture has formed, people will autonomously do what they need to be successful. These instincts aren’t formed overnight. Rather they are the result of shared learning—of employees working together to solve problems and figuring out what works.
The advantage of this is that it effectively causes an organization to become self-managing. Managers don’t need to be omnipotent to enforce the rules. People instinctively get on with what needs to be done.
As far back as ancient Rome, emperors would send off an associate to govern a newly conquered territory thousands of miles away. As the emperors watched the chariot go over the hill—knowing full well they would not see their associate again for years—they needed to know that their understudy’s priorities were consistent with their own, and that he [or she] would use proven, accepted methods to solve problems. Culture was the only way to make sure this happened.
We are not in Roman times, but the Culture of an organization is often the difference between those seemingly always able to make good decisions, and those which often seem to make bad decisions. To make this specific point, we ask you to pause and reflect on companies and management teams you have invested with. We suspect that when you do so, you will find a strong Culture in the great companies you’ve invested with, and a weak Culture in the average to below-average ones. This is not an accident.
This leads us back to office space. We believe the Culture of a company can only be maintained with a physical presence. Video technology can assist, but it cannot replace physical presence. Companies without a distinct Culture will slowly die over time if they try to get by on video interaction. Of course, some jobs can be done from home, and many specific activities in fact are augmented by video technology, but offices are a very important part of bringing people together in order to build trust for advancing goals and dealing with the inevitable tough times all organizations face on occasions. Furthermore, without the learning that is passed on from more experienced colleagues to younger generations—and the camaraderie created by an office—there is no link between humans. With no links between humans, a Culture does not exist, and with no Culture, eventually there will be no company.
We look forward to seeing you at the office.

Q1 2021 INTERIM REPORT 7

INFRASTRUCTURE PRIVATIZATION IS ACCELERATING
Infrastructure assets continue to move into private hands; institutional capital is increasingly available for investment in infrastructure; and the stability of cash flows over the last year has proved the durability of the infrastructure business.
During the last year, two very significant macro events occurred. Each adds very substantially to the positive backdrop for global infrastructure investment. The first is that to create the stimulus programs to combat the pandemic, virtually every government in the world borrowed more money than they ever imagined and have yet to address the question of how to pay it back.
The second is that interest rates were reduced very substantially and unless central banks get it wrong in exiting this period, they look to stay “lowish” for this cycle. As a result, institutional investors increasingly turn to alternative investments to enhance returns as they continue to rotate out of low-yielding government bonds.
With respect to repaying government debt, there are only two ways out: economies must grow and generate increased taxes to ensure that the debt can be serviced and reduced, or assets must be sold. For a government, asset sales generally mean the sale of infrastructure assets and/or letting others (the private sector) make future investment when they are required. As a result, private infrastructure spending is set to increase in a step change fashion. This will create opportunities for private investors for decades.
Using just two examples, the global economy will require trillions of dollars of investment to bring 5G to their citizens (cell towers, data centers, fiber) and to transport natural gas to Asian economies so they can decarbonize away from coal. Farther away, the capital required to decarbonize the electricity grid and transition away from fossil fuels is one of the greatest investment undertakings to have ever been contemplated.
The returns earned from our infrastructure investments have been excellent. The ±15% compound annual returns we’ve realized over 15 years would be a strong return in any asset class, but given the durability of infrastructure cash flows, it is even more exceptional. The cash-flow durability showed through during 2020, as every asset of ours was deemed essential and, with very few exceptions, generated the cash flows that were expected. This means infrastructure has passed the test and has become a full-scale asset class for investors – a far cry from where we started 20 years ago. As a result, we are now in a growth cycle of opportunities to invest, greater capital available to put to work, and a very strong backdrop to the business.
Even with an extremely positive backdrop, business is never easy; others have observed these same trends and are investing directly or raising third-party capital to invest into infrastructure. As a result, we have to be creative with our deals, but as always we will utilize our global reach and scale of operations to differentiate our capital from that of others. We think the odds favor a good decade ahead.
OUR BUSINESS IS ABOUT PLANTING SEEDS AND THEN HARVESTING THE CROPS
Our business is about buying and growing businesses. We buy in areas in which we have expertise; we then try to operate the assets well; and finally we harvest cash from those assets when it makes sense. Some years are better for planting seeds, others are better for harvesting. Rarely are both exceptional at the same time, in the same place. This is why being diversified by business and country is important.
During 2020, we made many investments and deployed substantial capital. As we turn to 2021, the capital markets in developed markets are robust and we are monetizing assets at excellent values. On the other hand, in some markets like India, China, and Europe, markets are less flush with capital and therefore offer opportunities for buyers. In addition, some businesses were more affected by the pandemic – such as hotels, travel, tourism, in-person retail and other businesses which rely on human touch. Many of these sectors need capital, and we are focused on a number of them.
8 BROOKFIELD ASSET MANAGEMENT

On the opposite end of the spectrum, there are times when it is good to sell assets and times when it is not. It is better to sell when markets are robust. In the first half of 2020, most private assets were not saleable at reasonable prices, so we sold almost nothing. Our results reflected it.
Today, on the other hand, it is time to harvest in many places. Central banks have put enormous stimulus into developed economies to ensure markets recover from the recession, resulting in substantial availability of capital. Therefore, in the last quarter of 2020 and first quarter of 2021, we harvested substantial cash through asset sales – resulting in $19 billion returned to clients and $5 billion added to our balance sheet, with most of these sales in excess of our view of long-term value, and almost all in excess of IFRS values.
CLOSING
We remain committed to being a world-class asset manager, and to investing capital for you and the rest of our investment partners in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be to generate increasing cash flows on a per-share basis and, as a result, higher intrinsic value per share over the longer term.
And do not hesitate to contact any of us should you have suggestions, questions, comments or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
May 13, 2021

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/en/reports-and-filings.
Q1 2021 INTERIM REPORT 9

Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power	37
Overview	13	Infrastructure	39
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	41
FINANCIAL RESULTS		Residential Development	43
Overview	15	Corporate Activities	44
Income Statement Analysis	16	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	21	Capitalization	45
Foreign Currency Translation	24	Liquidity	48
Corporate Dividends	26	Review of Consolidated Statement of Cash Flows	52
Summary of Quarterly Results	27	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	29	Accounting Policies, Estimates and Judgments	53
Summary of Results by Operating Segment	30	Management Representations and Internal Controls	55
Asset Management	31	GLOSSARY OF TERMS	56
Real Estate	35
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed affiliates,” Brookfield Property Partners L.P., Brookfield Property REIT Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 56 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the Company referred to herein are not incorporated by reference unless explicitly stated otherwise.
10 BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflects management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Report. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19 and the global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes  in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting  changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, including in “Part 6 – Business Environment and Risks” of our Annual Report available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.
Q1 2021 INTERIM REPORT 11

STATEMENT REGARDING USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 56 for all non-IFRS measures.
12 BROOKFIELD ASSET MANAGEMENT

PART 1 – OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global alternative asset manager1 with history spanning over 100 years. We have approximately $600 billion of assets under management1 across a broad portfolio of real estate, infrastructure, renewable power, private equity and credit. Our $319 billion in fee-bearing capital1 is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of private funds1 and dedicated public vehicles, which allow investors to invest in our five key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting returns of 12-15% over the long-term with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.
✓    Investment focus
    We predominantly invest in real assets across real estate, infrastructure, renewable power and private equity, and hold a significant investment in Oaktree Capital Management (“Oaktree”)1, which is a leading global alternative investment management firm with an expertise in credit.
✓    Diverse products offering
    We offer public and private vehicles to invest across a number of product lines, including core, value-add, and opportunistic equity and credit strategies in both closed-end and perpetual vehicles.
✓    Focused investment strategies
    We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach.
✓    Disciplined financing approach
    We employ leverage1 in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the assets and businesses in which we invest are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
In addition, we maintain significant invested capital1 on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments:
1.Large-scale capital
    We have approximately $600 billion in assets under management and $319 billion in fee-bearing capital.
2.Operating expertise
    We have approximately 150,000 operating employees worldwide who maximize value and cash flows from our operations.
3.Global reach
    We operate in more than 30 countries on five continents around the world.
The value of the business is comprised of two key components: Our asset management activities that we refer to as Asset Management, and our balance sheet investments that we refer to as Invested Capital. Our financial returns are represented by the combination of the earnings of our Asset Management business, as well as capital appreciation and distributions from our Invested Capital. The primary performance measure we use is funds from operations (“FFO”)1 which we use to evaluate the performance of our segments.
1.See definition in Glossary of Terms beginning on page 56.
Q1 2021 INTERIM REPORT 13

Asset Management
Our asset management activities encompass $319 billion of fee-bearing capital across a broad portfolio of real estate, infrastructure, renewable power, private equity and credit, and we have approximately $33 billion of additional committed capital that will be fee-bearing when invested. This capital is managed within long-term private funds, perpetual strategies and public securities1. Together with our investment in Oaktree, we have approximately 2,000 unique institutional investors across our private funds business.
Long-term Private Funds – $83 billion fee-bearing capital
We manage and earn fees on a diverse range of real estate, renewable power, infrastructure, private equity and credit funds. These funds are long duration in nature and include closed-end value-add, credit and opportunistic strategies. On long-term private fund capital, we earn:
1.Diversified and long-term base management fees1 on capital that is typically committed for 10 years with two one-year extension options.
2.Carried interest1, which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.
Perpetual Strategies – $98 billion fee-bearing capital
We manage perpetual capital in our publicly listed affiliates1, as well as core and core plus private funds, which can continually raise new capital. From our perpetual strategies, we earn:
1.Long-term perpetual base management fees, which as general partner of our listed affiliates, are based on total capitalization of our listed affiliates and the net asset value (“NAV”) of our perpetual private funds.
2.Stable incentive distribution1 fees which are linked to cash distributions from listed affiliates (BPY/BPYU, BEP/BEPC and BIP/BIPC) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these listed affiliates target annual distribution growth rates within a range of 5-9%.
3.Performance fees1 based on unit price performance (BBU) and carried interest on our perpetual private funds.
Credit Strategies – $125 billion fee-bearing capital
We hold an approximate 62% interest in Oaktree, which provides a diverse range of long-term private fund and perpetual strategies to its investor base. Similar to our long-term private funds, we earn base management fees and carried interest on Oaktree’s fund capital.
Public Securities – $13 billion fee-bearing capital
We manage publicly listed funds and separately managed accounts, focused on fixed income and equity securities across real estate, infrastructure and natural resources. We earn base management fees, which are based on committed capital and fund NAV, and performance income based on investment returns.
Invested Capital
We have approximately $59 billion of invested capital on our balance sheet as a result of our history as an owner and operator of real assets. This capital provides attractive financial returns and important stability and flexibility to our asset management business.
Key attributes of our invested capital:
•Transparent – approximately 80% of our invested capital is in our listed affiliates and other smaller publicly traded investments. The remainder is primarily held in a residential homebuilding business, and a few other directly held investments.
•Diversified, long-term, stable cash flows – received from our underlying public investments. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.
•Strong alignment of interests – we are the largest investor into each of our listed affiliates, and in turn, the listed affiliates are typically the largest investor in each of our private funds.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.
1.See definition in Glossary of Terms beginning on page 56.
14 BROOKFIELD ASSET MANAGEMENT

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Starting on page 45 of our 2020 Annual Report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated.
OVERVIEW
Our business performed strongly in the current quarter. This strong performance was broad based, with most of our businesses generating solid results during the period. Those businesses that have been impacted by the shutdowns have either recovered or are recovering to normalized levels.
Net income was $3.8 billion in the current quarter, with $1.2 billion attributable to common shareholders ($0.77 per share) and the remaining income attributable to non-controlling interests.
The $3.9 billion increase in consolidated net income compared to the prior year period is attributable to:
•an increase in fair value gains of $2.5 billion primarily as a result of transactions completed during the quarter. These gains include the gain from the deconsolidation of GrafTech International Ltd. (“GrafTech”)1 subsequent to further sell-downs of our interests. Valuation gains on our investment properties also contributed to the fair value increase, primarily from our LP investments and core office portfolios;
•an increase of equity accounted income of $880 million from valuation gains at our equity accounted core and opportunistic properties, as well as contributions from same-store growth in our Infrastructure segment;
•contributions from acquisitions over the last twelve months, and same-store growth across our operations; partially offset by
•an income tax expense of $544 million compared to $364 million in the prior year quarter, primarily due to higher taxable income.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities, from business combinations completed. In addition, increases relate to our investment properties and net valuation gains driven by revaluations of our core office, directly held and LP investments. Other financial assets also increased primarily as a result of our West Fraser Timber Co. (“West Fraser”)1 shares acquired as part of the West Fraser – Norbord Inc. (“Norbord”)1 strategic business combination, as well as financial asset positions entered into during the period. These increases were partially offset by the partial sale of West Fraser shares, the sale of a portfolio of directly-held investment properties, and negative foreign currency translation.
1.See definition in Glossary of Terms beginning on page 56.
Q1 2021 INTERIM REPORT 15

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three months ended March 31, 2021 and 2020:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2021	2020	Change
Revenues	$16,410	$16,586	$(176)
Direct costs	(12,187)	(12,709)	522
Other income and gains	704	241	463
Equity accounted income (loss)	668	(212)	880
Expenses
Interest	(1,830)	(1,852)	22
Corporate costs	(29)	(24)	(5)
Fair value changes	2,094	(414)	2,508
Depreciation and amortization	(1,510)	(1,409)	(101)
Income tax expense	(544)	(364)	(180)
Net income (loss)	3,776	(157)	3,933
Non-controlling interests	(2,541)	(136)	(2,405)
Net income (loss) attributable to shareholders	$1,235	$(293)	$1,528
Net income (loss) per share[1]	$0.77	$(0.20)	$0.97
1. 2020 adjusted to reflect the three-for-two split effective April 1, 2020.
Three Months Ended March 31
Revenues for the quarter were $16.4 billion, a decrease of $176 million compared to the first quarter of 2020, resulting from:
•lower volumes at Greenergy Fuels Holdings Limited (“Greenergy”)1, our road fuel distribution business. Included within Greenergy’s revenues and direct costs are import duties that are passed through to the customers. These are recorded on a gross basis in revenues and direct costs, with no impact on the margin generated by the business;
•lower revenues at our hospitality assets in our Real Estate segment; partially offset by
•additional contributions at our gas storage business in our Infrastructure segment as a result of operational strength through the extreme weather conditions experienced in the U.S.;
•higher sales volume at Clarios Global LP (“Clarios”)1 within our Private Equity segment; and
•additional revenues from acquisitions during the last twelve months, net of revenues lost from businesses sold during the same period.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on pages 17 and 18.
Direct costs decreased by 4% or $522 million compared to a 1.1% decrease in revenues. The decrease is primarily due to the aforementioned lower volumes at Greenergy and our hospitality assets. In addition, cost saving initiatives across a number of our businesses were partially offset by higher direct costs related to recent acquisitions, net of dispositions.
Other income and gains of $704 million primarily relate to the partial sale of GrafTech shares within our Private Equity segment.
Equity accounted income increased by $880 million primarily due to:
•valuation gains at our equity accounted core office properties;
•strong operating performance at Oaktree; and
•contributions from our LNG export terminal in the U.S. and growth within our Infrastructure segment; partially offset by
•losses in our equity accounted hospitality portfolio which continues to be impacted by the economic shutdown.
1.See definition in Glossary of Terms beginning on page 56.
16 BROOKFIELD ASSET MANAGEMENT

Interest expense of $1.8 billion remained consistent over the prior period due to the benefits from lower interest rates on our variable rate debt held at our real estate operations as well as debt repayments within our private equity operations. These were offset by higher interest expense from assets acquired.
We recorded fair value gains of $2.1 billion, compared to a loss of $414 million in the prior year quarter, primarily as a result of:
•transaction related gains on the deconsolidation of our interest in GrafTech; and
•valuation gains in our LP investments and core office portfolios; partially offset by
•valuation losses within our core retail portfolio from revised valuation assumptions.
Refer to pages 18 and 19 for discussion on fair value changes.
Depreciation and amortization expense increased by $101 million to $1.5 billion due to businesses acquired in the last twelve months, as well as the impact of revaluation gains in the fourth quarter of 2020, which increased the carrying value of our property, plant and equipment (“PP&E”) from which depreciation is determined.
We recorded an income tax expense of $544 million this quarter compared to an expense of $364 million in the prior year quarter due to higher taxable income.
Significant Acquisitions and Dispositions
We have summarized below the impact of recent significant acquisitions and dispositions on our current quarter results:

	Acquisitions		Dispositions
FOR THE THREE MONTHS ENDED MAR. 31, 2021 (MILLIONS)	Revenue	Net Income	Revenue	Net Income
Real estate	$102	$(2)	$(64)	$(32)
Renewable power	2	—	(11)	—
Infrastructure	295	39	(112)	(17)
Private equity	155	(4)	(149)	(60)
	$554	$33	$(336)	$(109)
Acquisitions
Acquisitions over the past year contributed incremental revenues and net income of $554 million and $33 million in the current quarter, respectively.
Real Estate
Recent acquisitions contributed incremental revenues of $102 million and a net loss of $2 million. The contributions were primarily from hospitality asset acquisitions made through Brookfield Strategic Real Estate Partners III (“BSREP III”), which added $100 million of revenues. However, due to the economic shutdown these acquisitions resulted in a net loss in the current quarter.
Renewable Power
Within our Renewable Power segment, recent acquisitions contributed to incremental revenues of $2 million.
Infrastructure
Recent acquisitions contributed incremental revenues of $295 million and net income of $39 million. The contributions were primarily from Summit Digitel Infrastructure Pvt. Ltd. (“Summit DigiTel”)1 and Cheniere Energy Partners, L.P. (“Cheniere”)1 which were acquired in the third quarter of 2020.

1.    See definition in Glossary of Terms beginning on page 56.
Q1 2021 INTERIM REPORT 17

Private Equity
Within our Private Equity segment, recent acquisitions contributed to incremental revenues of $155 million and a net loss of $4 million.
Dispositions
Recent asset sales reduced revenues and net income by $336 million and $109 million in the current quarter, respectively. The assets sold that most significantly impacted our results were the partial disposition of our Australian export terminal in our Infrastructure segment and GrafTech in our Private Equity segment.
Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020	Change
Investment properties	$827	$118	$709
Transaction related gains, net of expenses	1,281	(224)	1,505
Financial contracts	515	158	357
Impairment and provisions	(235)	(225)	(10)
Other fair value changes	(294)	(241)	(53)
Total fair value changes	$2,094	$(414)	$2,508
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020	Change
Core office	$154	$79	$75
Core retail	(348)	(282)	(66)
LP investments and other	1,021	321	700
	$827	$118	$709
We discuss the key valuation inputs of our investment properties on page 54.
Core Office
Valuation gains of $154 million primarily relate to:
•gains on certain of our multifamily developments in the U.S. due to updated cash flow assumptions; and
•higher valuations at a development in the U.K. due to a reduction in risk as a result of the lease-up phase.
Valuation gains of $79 million in the prior year quarter were primarily in Canada, where we met certain development milestones for a property in our Toronto portfolio.
Core Retail
Valuation losses in the current quarter were $348 million primarily due to updated cash flow assumptions, as well as realized losses on the dispositions of two assets.
In the prior year quarter, valuation losses of $282 million were the result of updating rental income assumptions in light of the economic shutdown.
1.See definition in Glossary of Terms beginning on page 56.
18 BROOKFIELD ASSET MANAGEMENT

LP Investments and Other
Valuation gains of $1.0 billion relate primarily to:
•gains driven by capitalization rate compression in our manufactured housing portfolio and an office asset in the U.K.; and
•gains due to a decrease in the discount rate at our senior living portfolio in Australia;
In the prior year quarter, valuation gains of $321 million were primarily related to capitalization rate compression within our office portfolios in South Korea and India, as well as valuation gains at our U.K. student housing assets, U.S manufacturing housing portfolios and other consolidated assets within our BSREP III portfolio. These gains were partially offset by valuations losses at our retail, mixed-use and certain office investments due to the economic shutdown.
Transaction Related Gains, Net of Expenses
Transaction related gains, net of expenses, totaled $1.3 billion for the quarter. This was primarily due to a gain on the deconsolidation of our investment in GrafTech within our private equity business, as a result of further sell-down of our interest during the current quarter.
The transaction related expenses in the prior year quarter of $224 million primarily relate to expenses associated with the early redemption of debt across our segments, which was refinanced at lower interest costs. In addition, transaction related expenses include the impact of accumulated currency losses recognized on dispositions in the quarter.
Financial Contracts
Financial contracts include mark-to-market gains and losses on financial contracts related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
The gain this quarter of $515 million is primarily attributable to gains on our toehold positions in our private equity and infrastructure businesses as well as interest rate contracts in our real estate business.
Unrealized gains of $158 million in the prior year quarter primarily relate to mark-to-market fair value changes on our general market and currency hedges, partially offset by losses on those interest rate and cross-country swaps that do not qualify for hedge accounting.
Impairment and Provisions
Impairment and provision expense for the quarter of $235 million is primarily attributable to the closure of one of our North American recycling facilities as part of a broader plan to improve the efficiency of its U.S. operations.
Other Fair Value Changes
Other fair value losses of $294 million were reported for the quarter. Included in this balance are various other one-time charges across our segments.

Q1 2021 INTERIM REPORT 19

Income Taxes
We recorded an aggregate income tax expense of $544 million in the current quarter (2020 – $364 million), including current tax expenses of $355 million (2020 – $196 million) and deferred tax expense of $189 million (2020 – $168 million).
The increase in total income tax expense is primarily due to higher taxable income earned in our Private Equity segment this quarter.
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

FOR THE THREE MONTHS ENDED MAR. 31	2021	2020	Change
Statutory income tax rate	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(3)	28	(31)
Change in tax rates and new legislation	—	80	(80)
Taxable income attributed to non-controlling interests	(12)	(50)	38
International operations subject to different tax rates	1	73	(72)
Recognition of deferred tax assets	(2)	(6)	4
Non-recognition of the benefit of current year’s tax losses	2	16	(14)
Other	1	9	(8)
Effective income tax rate	13%	176%	(163%)
As an asset manager, many of our operations are held in partially owned “flow-through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all the net income, but only our share of the associated tax provision. This reduced our effective tax rate by 12% in the current quarter.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 1% increase in our effective tax rate in the current quarter. The difference will vary from period to period depending on the relative proportion of income in each country.

20 BROOKFIELD ASSET MANAGEMENT

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at March 31, 2021 and December 31, 2020:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020	Change
Assets
Investment properties	$98,864	$96,782	$2,082
Property, plant and equipment	96,674	100,009	(3,335)
Equity accounted investments	42,259	41,327	932
Cash and cash equivalents	9,826	9,933	(107)
Accounts receivable and other	20,202	18,928	1,274
Intangible assets	24,224	24,658	(434)
Goodwill	14,699	14,714	(15)
Other assets	38,275	37,345	930
Total assets	$345,023	$343,696	$1,327
Liabilities
Corporate borrowings	$9,102	$9,077	$25
Non-recourse borrowings of managed entities	139,487	139,324	163
Other non-current financial liabilities	27,633	28,524	(891)
Other liabilities	42,867	44,129	(1,262)
Equity
Preferred equity	4,145	4,145	—
Non-controlling interests	88,836	86,804	2,032
Common equity	32,953	31,693	1,260
Total equity	125,934	122,642	3,292
	$345,023	$343,696	$1,327
March 31, 2021 vs. December 31, 2020
Total assets increased by $1.3 billion since December 31, 2020 to $345.0 billion as at March 31, 2021. The increase is driven by net valuation gains as well as recently completed business combinations and asset acquisitions, net of disposals, which added $2.5 billion of total assets. This was partially offset by foreign currency translation, as most major currencies in which we do business depreciated against the U.S. dollar, as well as asset amortization and depreciation.
Investment properties consist primarily of the company’s real estate assets. The balance as at March 31, 2021 increased by $2.1 billion, primarily due to:
•additions of $2.2 billion, mainly through the purchase of investment properties within our BSREP III fund; and
•net valuation gains of $827 million, driven by revaluations of our core office, directly held and LP investments; partially offset by
•asset sales and reclassifications to assets held for sale of $686 million, primarily in our BSREP III fund, core office and opportunistic portfolios; and
•the negative impact of foreign currency translation of $306 million.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
PP&E decreased by $3.3 billion primarily as a result of:
•reclassifications to assets held for sale of $4.0 billion, most notably our North American district energy operations in our Infrastructure segment, as well as our wind portfolios in the United States, Ireland and Scotland in our Renewable Power segment.
Q1 2021 INTERIM REPORT 21

•the negative impact of foreign currency translation of $1.3 billion; and
•depreciation of $1.2 billion in the quarter; partially offset by
•net additions of $3.6 billion, primarily related to the acquisition of a wind portfolio and a distributed generation platform in our Renewable Power segment as well as the acquisition of a U.S. Senior Living portfolio in our Real Estate segment.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
Equity accounted investments increased by $932 million to $42.3 billion in the current quarter, mainly due to:
•net additions of $869 million, primarily from the deconsolidation of GrafTech in our Private Equity segment; and
•our proportionate share of $727 million of comprehensive income; partially offset by
•distributions and return of capital received of $465 million; and
•the negative impact of $219 million in foreign currency translation and other due to the strength of the U.S. dollar relative to our major foreign currencies.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents decreased by $107 million as at March 31, 2021 compared to the prior year-end primarily due to timing of cash flows at quarter-end. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Decreases of $434 million and $15 million in our intangible assets and goodwill balances, respectively, are related to the impact of foreign currency translation and amortization, partially offset by additions, net of dispositions, in our Infrastructure and Private Equity segments.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $930 million is primarily a result of:
•an increase of $1.6 billion in other financial assets primarily due to the West Fraser shares acquired as part of the West Fraser - Norbord strategic business combination in our Private Equity segment as well as unrealized gains on our toehold positions in our Infrastructure and Real Estate segments; partially offset by
•a decrease in assets held for sale of $573 million, primarily due to the sale of life sciences assets in our Forest City Realty Trust, Inc. (“Forest City”)1 portfolio and office properties within our Real Estate segment as well as West Fraser in our Private Equity segment. These decreases were partially offset by the reclassification of wind and solar portfolios in Europe, the U.S. and Asia within our Renewable Power segment and the North American district energy operations within our Infrastructure segment.
Corporate borrowings increased by $25 million due to the impact of foreign exchange on our Canadian denominated debt.
Non-recourse borrowings of managed entities increased by $163 million as a result of:
•an increase in property-specific borrowing, net of borrowings reclassified to held for sale, mainly as a result of recent acquisitions; partially offset by
•a decrease in subsidiary borrowings in our Infrastructure and Real Estate segments.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. The decreases of $891 million and $1.3 billion in other non-current financial liabilities and other liabilities, respectively, were primarily due to the aforementioned deconsolidation of GrafTech and businesses classified as held for sale in the quarter. Please see Note 6 of the consolidated financial statements for further information.
Refer to Part 4 – Capitalization and Liquidity for more information.
1.See definition in Glossary of Terms beginning on page 56.
22 BROOKFIELD ASSET MANAGEMENT

Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this MD&A.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2021 (MILLIONS)
Common equity, beginning of period	$31,693
Changes in period
Net income attributable to shareholders	1,235
Common dividends	(196)
Preferred dividends	(37)
Other comprehensive loss	(278)
Share repurchases, net of issuances	(70)
Ownership changes and other	606
1,260
Common equity, end of period	$32,953
Common equity increased by $1.3 billion to $33.0 billion during the three month period ended March 31, 2021. The change includes:
•net income attributable to shareholders of $1.2 billion; and
•ownership changes and other of $606 million primarily related to the secondary offering of BEPC shares, as well as the partial sell-down of GrafTech and our interest in an India real estate trust, which completed its initial public offering in the quarter; partially offset by
•other comprehensive loss of $278 million due to our foreign investments being impacted by foreign currency translation;
•distributions of $233 million to shareholders as common and preferred share dividends; and
•share repurchases, net of issuances, of $70 million, primarily related to the repurchase of 2.5 million Class A Limited Voting Shares (“Class A shares”) during the three months ended March 31, 2021.

1.See definition in Glossary of Terms beginning on page 56.
Q1 2021 INTERIM REPORT 23

Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP, BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020
Brookfield Property	$26,316	$25,986
Brookfield Renewable	17,478	17,194
Brookfield Infrastructure	20,079	19,753
Brookfield Business Partners L.P.	10,253	9,162
Other participating interests	14,710	14,709
	$88,836	$86,804
Non-controlling interests increased by $2.0 billion during the three month period, primarily due to:
•equity issuances to non-controlling interests totaling $2.9 billion; and
•comprehensive income attributable to non-controlling interests which totaled $1.8 billion. This is inclusive of foreign currency translation losses as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments depreciated against the U.S. dollar, in particular the Brazilian real and Colombian peso; partially offset by
• $2.5 billion of distributions to non-controlling interests; and
•decreased ownership changes attributable to non-controlling interests of $149 million.
FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED MAR. 31	Period-End Spot Rate			Average Rate
	2021	2020	Change	2021	2020	Change
Australian dollar	0.7598	0.7694	(1)%	0.7727	0.6582	17%
Brazilian real[1]	5.6980	5.1975	(9)%	5.4825	4.4663	(19)%
British pound	1.3783	1.3670	1%	1.3792	1.2799	8%
Canadian dollar	0.7961	0.7853	1%	0.7899	0.7450	6%
Colombian peso[1]	3,663.4	3,428.3	(6)%	3,561.0	3,551.7	—%
Euro	1.1730	1.2217	(4)%	1.2051	1.1029	9%
1.Using Brazilian real and Colombian peso as the price currency.
As at March 31, 2021, our common equity of $33.0 billion was invested in the following currencies: U.S. dollars – 62% (December 31, 2020 – 58%); Brazilian reais – 8% (December 31, 2020 – 8%); British pounds – 13% (December 31, 2020 – 12%); Canadian dollars – 4% (December 31, 2020 – 7%); Australian dollars – 7% (December 31, 2020 – 7%); Colombian pesos – 2% (December 31, 2020 – 2%); and other currencies – 4% (December 31, 2020 – 6%). Currency exchange rates relative to the U.S. dollar at the end of the current quarter were lower than December 31, 2020 for all of our significant non-U.S. dollar investments with the exception of the British pound and Canadian dollar.
1.See definition in Glossary of Terms beginning on page 56.
24 BROOKFIELD ASSET MANAGEMENT

The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020
Australian dollar	$(110)	$(911)
Brazilian real	(1,018)	(3,113)
British pound	103	(725)
Canadian dollar	164	(942)
Colombian peso	(467)	(883)
Euro	(327)	(106)
Other	(181)	(543)
Total cumulative translation adjustments	(1,836)	(7,223)
Currency hedges[1]	187	1,991
Total cumulative translation adjustments net of currency hedges	$(1,649)	$(5,232)
Attributable to:
Shareholders	$(375)	$(1,319)
Non-controlling interests	(1,274)	(3,913)
	$(1,649)	$(5,232)
1.Includes deferred income tax expense of $4 million (2020 – $66 million).
The foreign currency translation of our equity, net of currency hedges, for the three months ended March 31, 2021 generated a loss of $1.6 billion. This was primarily attributable to lower period end rates for our non-U.S. dollar investments, particularly the Brazilian real, Colombian peso and Euro, partially offset by gains on the higher period end rates for our investments in the Canadian dollar and British pound.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were low at quarter end.
Q1 2021 INTERIM REPORT 25

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first three months of 2021, 2020 and 2019, are summarized in the following table. Dividends to the Class A and B Limited Voting Shares have been adjusted to reflect a three-for-two stock split on April 1, 2020.

	Distribution per Security
	2021	2020	2019
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.13	$0.12	$0.11
Class A Preferred Shares
Series 2	0.08	0.13	0.13
Series 4	0.08	0.13	0.13
Series 8	0.12	0.18	0.19
Series 9	0.14	0.13	0.13
Series 13	0.08	0.13	0.13
Series 15	0.03	0.11	0.12
Series 17	0.23	0.22	0.22
Series 18	0.23	0.22	0.22
Series 24	0.15	0.14	0.14
Series 25[3]	0.12	0.18	0.19
Series 26	0.17	0.16	0.16
Series 28	0.13	0.13	0.13
Series 30	0.23	0.22	0.22
Series 32	0.25	0.24	0.24
Series 34[4]	0.22	0.21	0.20
Series 36	0.24	0.23	0.23
Series 37	0.24	0.23	0.23
Series 38[5]	0.18	0.20	0.21
Series 40[6]	0.20	0.19	0.21
Series 42[7]	0.16	0.21	0.21
Series 44	0.25	0.23	0.24
Series 46	0.24	0.22	0.23
Series 48	0.23	0.22	0.22
1.Class B Limited Voting Shares (“Class B shares”).
2. 2019 and 2020 adjusted to reflect three-for-two stock split effective April 1, 2020.
3.Dividend rate reset commenced the last day of each quarter.
4.Dividend rate reset commenced March 31, 2019.
5.Dividend rate reset commenced March 31, 2020.
6.Dividend rate reset commenced September 30, 2019.
7.Dividend rate reset commenced June 30, 2020.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
26 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate and private equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues, net income attributable to non-controlling interests, and the global economic shutdown.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our private equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2021	2020				2019
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$16,410	$17,088	$16,249	$12,829	$16,586	$17,819	$17,875	$16,924
Net income (loss)	3,776	1,815	542	(1,493)	(157)	1,638	1,756	704
Net income (loss) to shareholders	1,235	643	172	(656)	(293)	846	947	399
Per share[1]
– diluted	$0.77	$0.40	$0.10	$(0.43)	$(0.20)	$0.50	$0.61	$0.24
– basic	0.79	0.41	0.10	(0.43)	(0.20)	0.51	0.62	0.25
1.Adjusted to reflect the three-for-two split effective April 1, 2020.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2021	2020				2019
FOR THE PERIODS ENDED (MILLIONS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Fair value changes	$2,094	$175	$(31)	$(1,153)	$(414)	$4	$394	$(1,398)
Income taxes	(544)	(243)	(225)	(5)	(364)	(200)	180	(239)
Net impact	$1,550	$(68)	$(256)	$(1,158)	$(778)	$(196)	$574	$(1,637)
Q1 2021 INTERIM REPORT 27

Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the first quarter of 2021, revenues decreased in comparison to the prior quarter primarily due to lower same-store1 results due in part to seasonality across certain operating segments. The higher net income in the quarter is a result of gains from asset sale activities.
•In the fourth quarter of 2020, revenues increased in comparison to the prior quarter due to same-store1 growth in most of our businesses. The higher net income in the quarter is a result of gains from asset sales in the quarter as well as a positive contribution from our equity accounted investments and fair value changes.
•In the third quarter of 2020, revenues increased relative to the prior quarter due to increased contributions from recent acquisitions across our operating segments. We had net income in the quarter, relative to the prior quarter’s net loss, as a result of improved performance across many of our businesses and a positive contribution from fair value changes stemming from consolidated investment properties, particularly within our BSREP III fund.
•In the second quarter of 2020, our revenues decreased in comparison to the prior quarter, due to the impact of the economic shutdown for a large part of the quarter. The higher net loss in the quarter is primarily attributed to a decline in the valuation of our investment property portfolio as cash flow assumptions were adjusted downwards to reflect the impact of the shutdown.
•The decrease of revenues in the first quarter of 2020 compared to the prior quarter is primarily attributable to lower same-store1 growth as a result of seasonality and the impact of the economic shutdown. Contributions from acquisitions across our operating segments were partially offset by recent asset sales from our Private Equity and Renewable Power segments. Net income also decreased due to unrealized fair value changes brought about by the current environment.
•In the fourth quarter of 2019, revenues remained consistent with the prior quarter as we continued to benefit from contributions from recently acquired businesses and strong same-store growth across our operating segments. Net income decreased primarily due to lower fair value gains and the absence of a deferred tax recovery, partially offset by an increase in equity accounted income.
•In the third quarter of 2019, revenues increased from a full quarter contribution from Clarios and Healthscope Limited (“Healthscope”)1, which we acquired in the second quarter of 2019. In addition, net income increased from the prior quarter due to the recognition of deferred income tax recoveries and valuation gains in our core office and LP investment properties.
•In the second quarter of 2019, revenues increased due to recent acquisitions across a number of segments, in particular industrials and infrastructure services in the Private Equity segment. The increase in revenue was offset by higher direct operating costs, interest expense from incremental borrowing, as well as valuation losses on some of our core retail properties and our service provider to the offshore oil production industry in the Private Equity segment.
1.See definition in Glossary of Terms beginning on page 56.
28 BROOKFIELD ASSET MANAGEMENT

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:
i.Asset management operations include managing our long-term private funds, perpetual strategies and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.
iii.Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar and energy transition power generating facilities.
iv.Infrastructure operations include the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
v.Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.
vi.Residential development operations consist of homebuilding, condominium development and land development.
vii.Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed affiliates. We believe that identifying the FFO and common equity attributable to our listed affiliates enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed affiliates is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.
1.See definition in Glossary of Terms beginning on page 56.
Q1 2021 INTERIM REPORT 29

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues[1]			FFO			Common Equity
	2021	2020	Change	2021	2020	Change	2021	2020	Change
Asset Management	$1,482	$806	$676	$636	$380	$256	$5,024	$4,947	$77
Real Estate	2,102	2,622	(520)	250	219	31	19,658	19,331	327
Renewable Power	1,089	1,030	59	823	66	757	4,565	5,154	(589)
Infrastructure	2,764	2,274	490	130	137	(7)	2,449	2,552	(103)
Private Equity	9,867	10,213	(346)	992	165	827	3,780	3,965	(185)
Residential Development	589	408	181	23	(9)	32	2,355	2,730	(375)
Corporate Activities	85	103	(18)	(33)	(74)	41	(4,878)	(6,986)	2,108
Total segments	$17,978	$17,456	$522	$2,821	$884	$1,937	$32,953	$31,693	$1,260
1.Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements.
Total revenues and FFO were $18.0 billion and $2.8 billion in the current quarter compared to $17.5 billion and $884 million in the prior period, respectively. FFO includes realized disposition gains of $1.8 billion, compared to $107 million in the prior year quarter. Excluding disposition gains, FFO increased by $223 million from the prior year quarter.
Revenues increased primarily due to organic growth initiatives across our businesses and from acquisitions completed in the last twelve months in our Renewable Power, Infrastructure and Private Equity segments.
The increase to FFO, excluding disposition gains, is primarily a result of:
•increased fee-related earnings1 in our Asset Management segment from fees earned on higher market capitalization across our listed affiliates and capital deployed in our other strategies, as well as an increase in realized carried interest from monetizations;
•record performance at our gas storage operations in our Infrastructure segment due to extreme cold weather experienced in the southern U.S.;
•increased contributions from Clarios in our Private Equity segment due to an increase in battery sales volumes due to strong growth in aftermarket demand; and
•organic growth in other businesses, as well as contributions from recent acquisitions, net of the impact of asset sales; partially offset by
•lower income at our core retail portfolio, temporary closures at our hospitality assets and one-time gains on asset realizations in our Real Estate segment recognized in the prior year quarter.
We recognized $1.8 billion of disposition gains during the quarter primarily from the secondary offering of BEPC shares in our Renewable Power segment, as well as the partial sale of our position in West Fraser, GrafTech and an investment in a publicly-traded business within our Private Equity segment.
Common equity increased by $1.3 billion since year-end to $33.0 billion primarily from comprehensive income recognized during the quarter, as well as the aforementioned disposition gains, partially offset by dividends paid, the impact of share buybacks and unrealized losses on foreign currency translation from emerging market currencies.
1.See definition in Glossary of Terms beginning on page 56.
30 BROOKFIELD ASSET MANAGEMENT

Fee-Bearing Capital
The following table summarizes fee-bearing capital:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Credit Strategies	Public Securities	Total 2021	Total 2020
Real estate	$28,844	$28,365	$—	$—	$57,209	$52,996
Renewable power	10,894	32,549	—	—	43,443	45,440
Infrastructure	29,394	31,074	—	—	60,468	59,335
Private equity	14,337	5,878	—	—	20,215	20,001
Oaktree	—	—	124,895	—	124,895	121,026
Diversified	—	—	—	12,940	12,940	12,822
March 31, 2021	$83,469	$97,866	$124,895	$12,940	$319,170	n/a
December 31, 2020	$83,723	$94,049	$121,026	$12,822	n/a	$311,620
Fee-bearing capital increased by $7.6 billion during the quarter. The principal changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2021 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Credit Strategies	Public Securities	Total
Balance, December 31, 2020	$83,723	$94,049	$121,026	$12,822	$311,620
Inflows	966	694	5,765	962	8,387
Outflows	—	(8)	(1,412)	(1,540)	(2,960)
Distributions	(1,212)	(894)	(94)	—	(2,200)
Market valuation	3	4,083	901	706	5,693
Other	(11)	(58)	(1,291)	(10)	(1,370)
Change	(254)	3,817	3,869	118	7,550
Balance, March 31, 2021	$83,469	$97,866	$124,895	$12,940	$319,170
Long-term private fund fee-bearing capital decreased by $0.3 billion, due to:
•$1.2 billion of distributions and capital returned during the quarter; partially offset by
•$1.0 billion of inflows including third-party capital being managed within our India real estate income trust that completed its initial public offering in the current quarter, an increase in capital within our renewable energy fund strategies, as well as additional capital raised and deployed across other strategies.
Perpetual strategies fee-bearing capital increased by $3.8 billion, due to:
•$4.1 billion increase in market valuation as a result of price appreciation at our listed affiliates during the quarter;
•$0.7 billion of inflows relating to capital market issuances, as well as capital deployed across our real estate perpetual private fund strategies; partially offset by
•$0.9 billion of distributions, including quarterly distributions paid to the investors of our listed affiliates.
Credit strategies fee-bearing capital increased by $3.9 billion, due to:
•$5.8 billion of inflows, including $4.3 billion of capital invested across various Oaktree strategies and $1.5 billion of inflows within open-end and evergreen funds; and
•$0.9 billion of market valuation recoveries since the prior quarter, reflecting the positive fair value increases in funds whose management fees are based on net asset values; partially offset by
•$1.4 billion of outflows within open-end and evergreen funds, and $0.1 billion of distributions within closed-end funds; and
Q1 2021 INTERIM REPORT 31

•$1.3 billion decrease from other movements, primarily related to monetizations, lower fee-bearing capital managed by an affiliate of Oaktree as well as foreign currency impacts.
Public securities capital increased by $0.1 billion, due to:
•$1.0 billion of fund inflows; and
•$0.7 billion increase due to market valuations; partially offset by
•$1.5 billion of redemptions, primarily within our real estate and natural resources public funds and separately managed accounts;
We have approximately $33 billion of additional committed capital that does not currently earn fees but will generate approximately $330 million in annual fees once deployed.
Carry Eligible Capital1
Carry eligible capital increased $3.7 billion during the quarter to $143.3 billion as at March 31, 2021 (December 31, 2020 –$139.6 billion). The increase was related to new commitments in our real estate strategies, perpetual private funds and credit strategies. The increase in carry eligible capital was partially offset by the return of capital across various funds.
As at March 31, 2021, $93.7 billion of carry eligible capital was deployed (December 31, 2020 – $90.8 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently $49.6 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (December 31, 2020 – $48.8 billion).
Operating Results
Asset management FFO includes fee-related earnings and realized carried interest1 earned by us in respect of capital managed for our investors. Fee-related earnings include fees earned on the capital invested by us in the listed affiliates. This is representative of how we manage the business and measure the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee-related earnings and realized carried interest, net1, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO
	Ref.	2021	2020	2021	2020
Fee-related earnings	i	$801	$674	$413	$321
Realized carried interest	ii	681	132	223	59
Asset management FFO		$1,482	$806	$636	$380

Unrealized carried interest
Generated				$1,565	$(298)
Foreign exchange				(169)	(198)
				1,396	(496)
Less: direct costs				(538)	208
Unrealized carried interest, net	iii			858	(288)
Less: unrealized carried interest not attributable to BAM				(160)	45
				$698	$(243)

1.See definition in Glossary of Terms beginning on page 56.
32 BROOKFIELD ASSET MANAGEMENT

i.    Fee-Related Earnings

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020
Fee revenues[1]
Base management fees	$717	$592
Incentive distributions	84	76
Transaction and advisory fees	—	6
	801	674
Less: direct costs	(354)	(331)
	447	343
Less: fee-related earnings not attributable to BAM	(34)	(22)
Fee-related earnings	$413	$321
1.See definition in Glossary of Terms beginning on page 56.
Fee-related earnings increased by $92 million at our share, mainly due to higher base management fees and incentive distributions earned during the quarter, partially offset by increased direct costs.
Base management fees increased by $125 million to $717 million, a 21% increase from the same quarter in 2020. The increase is broken down as follows:
•$113 million increase in perpetual strategies, as a result of increased capitalization on our listed affiliates driven by higher prices at BPY, BEP and BIP, capital market transactions within the listed affiliates, and increased fees as a result of capital deployed in our perpetual private fund strategies;
•$40 million, or $25 million at our share, increase in fee revenues from our credit platform, due to improved performance as well as the investment period being turned on for one of our private funds; partially offset by
•$25 million decrease in long-term private fund fees, primarily due to absence of catch up fees in the current quarter and lower fee-bearing capital as a result of three flagship funds ending their investment period in the last twelve months. However, this capital will become fee-earning again once it is deployed;
•$3 million decrease in public securities due to lower average fee-bearing capital in prior periods over the LTM period.
Incentive distributions across our listed affiliates increased by $8 million to $84 million, an 11% increase from 2020. The growth represents our share as manager of increases in per unit distributions by BIP, BEP and BPY.
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Excluding Oaktree, direct costs increased $14 million or 8% from the prior year quarter as we continue to grow our asset management franchise, across fundraising, client service and new product development.
The margin on our fee-related earnings, including our 62% share of Oaktree’s fee-related earnings, was 59% in the current quarter (2020 – 54%). Our fee-related earnings margin, including 100% of Oaktree’s fee-related earnings, was 56% in the current quarter (2020 – 51%). The Brookfield margin on a standalone basis was 66% for the quarter, an increase from the prior period margin of 62%.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $223 million of carried interest, net of direct costs (2020 – $59 million). Realizations during the quarter were driven by strong monetization activity, including significant realizations within our credit strategies.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.
Q1 2021 INTERIM REPORT 33

iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2021			2020
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$4,695	$(1,774)	$2,921	$4,212	$(1,553)	$2,659
In-period change
Unrealized in period	1,565	(583)	982	(298)	145	(153)
Foreign currency revaluation	(169)	45	(124)	(198)	63	(135)
	1,396	(538)	858	(496)	208	(288)
Less: realized	(681)	343	(338)	(132)	57	(75)
	715	(195)	520	(628)	265	(363)
Accumulated unrealized, end of period	5,410	(1,969)	3,441	3,584	(1,288)	2,296
Oaktree carried interest not attributable to BAM shareholders	(743)	381	(362)	(420)	219	(201)
Accumulated unrealized, end of period, net	$4,667	$(1,588)	$3,079	$3,164	$(1,069)	$2,095
Unrealized carried interest in the current quarter before foreign exchange and associated costs was $1.6 billion and primarily related to increased valuations primarily in our credit, real estate and infrastructure funds.
Accumulated unrealized carried interest totaled $4.7 billion at March 31, 2021. We estimate that approximately $1.6 billion of associated costs will arise on the realization of the amounts accumulated to date, predominantly related to employee long-term incentive plans and taxes. We expect to recognize $2.2 billion of this carry, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.
34 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO			Common Equity
	Ref.	2021	2020	2021		2020	2021	2020
Brookfield Property
Equity units[1]	i	$1,449	$1,906	$61		$160	$15,541	$15,522
Preferred shares		—	—	—		—	16	16
		1,449	1,906	61		160	15,557	15,538
Other real estate investments	ii	653	716	24	107000000	32	4,101	3,793
Realized disposition gains	iii	—	—	165		27	—	—
		$2,102	$2,622	$250		$219	$19,658	$19,331
1.Brookfield’s equity units in BPY consist of 451.4 million redemption-exchange units, 118.6 million Class A limited partnership units, 4.8 million special limited partnership units, 0.1 million general partnership units, and 3.0 million BPYU Class A shares, together representing an effective economic interest of 62% of BPY. See “Economic ownership interest” in the Glossary of Terms beginning on page 56.
Revenues and FFO excluding realized disposition gains from our real estate operations decreased by $520 million and $107 million, respectively, as the benefits from acquisitions were more than offset by the decrease in revenue from temporary closures in our hospitality assets, and our lower occupancy rates and co-tenancy claims as a result of the economic slowdown in our core retail business.
i.    Brookfield Property
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020
Core office	$140	$135
Core retail	108	195
LP investments	2	62
Corporate	(125)	(83)
Attributable to unitholders	125	309
Non-controlling interests	(48)	(136)
Segment reallocation and other[1]	(16)	(13)
Brookfield’s interest	$61	$160
1.Reflects preferred dividend distributions as well as fee-related earnings, net carried interest and associated asset management expenses not included in FFO reclassified to the Asset Management segment.
BPY’s FFO for the first quarter of 2021 was $125 million, of which our share was $61 million compared to $160 million in the prior year quarter. Key variances for our businesses are described below.
Q1 2021 INTERIM REPORT 35

Core Office
FFO of $140 million was relatively consistent compared to the prior year quarter.
Core Retail
FFO of $108 million was $87 million lower than the prior year quarter due to:
•lower occupancy rates, co-tenancy claims, reduction in rents and impact of abatements; partially offset by
•lower interest expense and incremental lease termination income earned in the current quarter.
LP Investments
BPY’s share of the FFO from its LP investments decreased by $60 million from the prior year quarter due to temporary closures and lower occupancy in our hospitality assets as a result of the economic shutdown, as well as dispositions during the last twelve months. These decreases were partially offset by lower interest expense.
Corporate
BPY’s corporate expenses of $125 million, which include interest expense, management fees and other costs, increased by $42 million from the prior year quarter, primarily due to higher management fees resulting from an increase in market capitalization and higher interest expense.
ii.    Other Real Estate Investments
FFO was $24 million in the current quarter, $8 million lower than the prior year quarter, primarily due to the absence of contribution from the sale of our Fairfield portfolio, partially offset by lease termination income earned within our BSREP III fund.
iii.    Realized Disposition Gains
Realized disposition gains of $165 million primarily relate to the sale of investment properties across our office and retail portfolios, as well as within our life sciences assets.
Disposition gains of $27 million in the prior year quarter primarily relate to sales of certain properties in the U.S. within our core office portfolio.
Common Equity
Common equity in our Real Estate segment increased to $19.7 billion as at March 31, 2021 compared to $19.3 billion as at December 31, 2020. The benefits from other comprehensive income, additional shares purchased in BPY at a discount to book value, and incremental investments into our BSREP III fund were partially offset by distributions.
36 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Renewable[1]	i	$1,112	$1,083	$89	$123	$3,956	$4,573
Energy contracts	ii	(23)	(53)	(35)	(64)	609	581
Realized disposition gains	iii	—	—	769	7	—	—
		$1,089	$1,030	$823	$66	$4,565	$5,154
1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 68.7 million Class A limited partnership units, 4.0 million general partnership units, as well as 44.8 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 48% of BEP.
Compared to the prior year quarter, revenues increased by $59 million and FFO excluding realized disposition gains decreased by $5 million. The increase in revenues was due to a lower deficit from energy contracts as a result of relatively favorable power prices and lower generation. This was offset by higher management fee expenses and a lower ownership in BEP.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the quarter-over-quarter variances:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED MAR. 31 (GIGAWATT HOURS AND MILLIONS)	2021	2020	2021	2020	2021	2020
Hydroelectric[2]	5,113	5,658	5,027	5,019	$170	$221
Wind[2]	1,716	1,210	2,041	1,423	128	44
Solar[2]	327	183	364	214	30	8
Energy transition[2]	219	113	170	61	33	17
Corporate	—	—	—	—	(119)	(73)
Attributable to unitholders	7,375	7,164	7,602	6,717	242	217
Non-controlling interests and other[3]					(135)	(94)
Segment reallocation[4]					(18)	—
Brookfield’s interest					$89	$123
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 56.
2.BEP reclassified its segments during the last twelve months. Comparative figures have been restated to conform with the new segment presentation.
3.Includes incentive distributions paid to Brookfield of $20 million (2020 – $16 million) as the general partner of BEP.
4.Segment reallocation refers to disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP.
BEP’s FFO for the first quarter of 2021 was $242 million, of which our share was $89 million, compared to $123 million in the prior year quarter. Generation for the quarter totaled 7,375 GWh, 3% below the long-term average (“LTA”)1. However, this represents a 3% increase in actual generation compared to the prior year quarter, mainly attributable to recent acquisitions.
1.See definition in Glossary of Terms beginning on page 56.
Q1 2021 INTERIM REPORT 37

Hydroelectric
The primary contributors to the $51 million decrease in FFO were:
•lower generation in North America; and
•the impact of foreign currency translation within our Brazilian and Colombian operations; partially offset by
•higher realized pricing, which benefited from inflation indexation and cost savings initiatives across the businesses.
Wind
Wind operations’ FFO in the current quarter included a $37 million gain on the sale of certain development assets in Scotland. Excluding this gain, FFO increased by $47 million due to:
•additional contributions from the privatization of TerraForm Power, Inc (“TERP”)1;
•the acquisition of an operating and fully contracted wind portfolio in the U.S.; partially offset by
•the impact of foreign currency translation.
Solar
FFO from our solar operations was $22 million higher than the prior year quarter mainly as a result of our increased ownership in TERP and recently acquired solar assets, net of asset sales in South Africa in the last twelve months.
Energy Transition
FFO from our energy transition business increased by $16 million from the prior year quarter due to the growth of our distributed generation portfolio through our increased ownership in TERP and other recent acquisitions.
Corporate
The corporate FFO loss increased by $46 million as a result of an increase in management fees due to higher market capitalization.
ii.Energy Contracts
During the quarter, we purchased 757 GWh (2020 – 1,187 GWh) from BEP at $78 per MWh (2020 – $83 per MWh) and sold the purchased generation at an average selling price of $34 per MWh (2020 – $29 per MWh). As a result, we incurred an FFO deficit of $35 million compared to a deficit of $64 million in the prior year quarter.
iii.Realized Disposition Gains
Disposition gains of $769 million for the quarter were primarily related to the secondary offering of 15 million Class A shares of BEPC.
Prior year quarter disposition gains related to the sale of our interest in solar assets located in Thailand.
Common Equity
Common equity in our Renewable Power segment decreased to $4.6 billion as at March 31, 2021 from $5.2 billion as at December 31, 2020. The contributions from FFO were more than offset by the foreign exchange impact on invested capital denominated in foreign currencies as well as the secondary offering of BEPC shares in the current quarter. Our renewable PP&E is revalued annually and as such common equity in this segment is typically not affected by revaluation items during the first three quarters of the year. Refer to Part 5 for discussions.

1.See definition in Glossary of Terms beginning on page 56.
38 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Infrastructure[1]	i	$2,715	$2,235	$103	$88	$1,874	$1,920
Sustainable resources and other	ii	49	39	4	2	575	632
Realized disposition gains	iii	—	—	23	47	—	—
		$2,764	$2,274	$130	$137	$2,449	$2,552
1.Brookfield’s interest consists of 122.0 million redemption-exchange units, 0.2 million limited partnership units, 1.6 million general partnership units of BIP LP, as well as 8.7 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of approximately 28% of BIP.
Revenues and FFO excluding realized disposition gains generated by our Infrastructure segment increased by $490 million and $17 million, respectively, compared to the prior year quarter. This was due to organic growth initiatives across our operations and the contribution from acquisitions completed in the last twelve months. These increases were partially offset by the impact of foreign exchange and dispositions.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020
Utilities[1]	$166	$165
Transport[1]	162	139
Midstream[1]	146	77
Data	60	42
Corporate	(103)	(65)
Attributable to unitholders	431	358
Non-controlling interests and other[2]	(324)	(267)
Segment reallocation[3]	(4)	(3)
Brookfield’s interest	$103	$88
1.BIP reclassified its segments during the last twelve months. Comparative figures have been restated to conform with the new segment presentation.
2.Includes incentive distributions paid to Brookfield of $50 million (2020 – $46 million) as the general partner of BIP.
3.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify. This allows us to present FFO attributable to unitholders on the same basis as BIP.
BIP’s FFO for the first quarter of 2021 was $431 million, of which our share was $103 million compared to $88 million in the prior year quarter. Key variances for our businesses are described below.
Utilities
FFO of $166 million was relatively consistent compared to the prior year quarter. The increase was primarily due to:
•benefits of inflation-indexation and capital commissioned; partially offset by
•the impact of a decline in the Brazilian real; and
•the absence of contributions associated with the sale of two mature utility investments.
Q1 2021 INTERIM REPORT 39

Transport
FFO in our transport operations of $162 million was $23 million higher than the prior year quarter. The increase is primarily due to:
•the acquisition of our U.S. LNG export terminal; and
•volume growth at our terminal operations driven by the reopening of economies; partially offset by
•the absence of contributions associated with the partial sale of our Australian export terminal in the prior quarter; and
•the impact of a decline in the Brazilian real.
Midstream
FFO from our midstream operations of $146 million was $69 million higher than the prior year quarter due to:
•exceptional performance at our gas storage operations due to the extreme cold weather conditions experienced in the U.S.; and
•higher transportation volumes and growth initiatives commissioned at our U.S. gas pipeline; partially offset by
•the absence of contributions from the partial sale of our U.S. gas pipeline.
Data
FFO from our data operations of $60 million was $18 million higher than the prior year quarter due to:
•contributions from our Indian telecom tower business acquired in the third quarter of 2020; and
•additional points-of-presence and fiber-to-the-home programs at our French telecom business; partially offset by
•lower sales at our U.S. data storage operations.
Corporate
The Corporate FFO deficit of $103 million increased by $38 million from the prior year quarter largely as a result of higher base management fee expense from an increase in market capitalization.
ii.Sustainable Resources and Other
FFO at our agriculture operations remained consistent compared to the prior year quarter.
iii.Realized Disposition Gains
In the current quarter, disposition gains of $23 million primarily relate to the partial sale of our U.S. gas pipeline.
The prior period disposition gain of $47 million relates to the sale of Empresa de Energia de Boyaca S.A. (“EBSA”)1 and our partial interest in AVN.
Common Equity
Common equity in our Infrastructure segment was $2.4 billion as at March 31, 2021 (December 31, 2020 – $2.6 billion). The contributions from earnings were more than offset by the depreciation of foreign currencies against the U.S. dollar, and distributions to unitholders.
This equity is primarily our investment in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS, and therefore, recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to revaluations.
1.See definition in Glossary of Terms beginning on page 56.
40 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2021	2020	2021	2020	2021	2020
Brookfield Business Partners[1]	i	$9,857	$10,176	$137	$96	$2,562	$2,175
Other investments	ii	10	37	8	43	1,218	1,790
Realized disposition gains	iii	—	—	847	26	—	—
		$9,867	$10,213	$992	$165	$3,780	$3,965
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 64% of BBU.
Revenues generated from our private equity operations decreased by $346 million, primarily due to lower volumes at Greenergy, combined with lower revenues at Westinghouse and Altera Infrastructure L.P. (“Altera”)1, and the deconsolidation of GrafTech in the first quarter of 2021. This was partially offset by an increased demand and favorable pricing at Clarios, higher activity at Healthscope, as well as the acquisition of Everise Holdings Pte. Ltd (“Everise”)1.
FFO, prior to disposition gains, increased by $6 million to $145 million, primarily due to the aforementioned contributions to revenue at Clarios and Healthscope, as well as other businesses in the business services operation. Disposition gains were $821 million higher in the current quarter. Current quarter gains relate to the partial sell down of our investment in West Fraser, GrafTech, as well as one of our toehold investments.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020
Business services	$70	$42
Infrastructure services	73	104
Industrials	421	57
Corporate	(19)	(9)
Attributable to unitholders	545	194
Non-controlling interests	(198)	(72)
Segment reallocation and other[1]	(210)	(26)
Brookfield’s interest	$137	$96
1.Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
BBU generated $545 million of FFO compared to $194 million in the prior period of which our share of BBU’s FFO was $137 million, excluding disposition gains, compared to $96 million in the prior year quarter.
1.See definition in Glossary of Terms beginning on page 56.
Q1 2021 INTERIM REPORT 41

Business Services
Business services’ FFO in the prior year quarter included a $42 million gain related to the sale of Nova Cold Logistics ULC (“Nova Cold”)1. Excluding this gain, FFO increased by $70 million compared to the prior year quarter. Contributing factors include:
•increased contributions from Sagen MI Canada Inc. (“Sagen”)1 due to strong premiums earned and low mortgage default rates compared to the prior year quarter;
•increased contributions from Multiplex, driven by stable project activity compared to the prior year quarter; and
•increased contributions from Healthscope due to higher hospital admission rates and surgical activity; partially offset by
•the absence of contributions from the Healthscope pathology business which was sold in the prior quarter.
Infrastructure Services
Within our infrastructure services operations, we generated $73 million of FFO, compared to $104 million in the prior year quarter. The decrease was primarily due to:
•lower volumes at Westinghouse as scope and volume of planned services of customer outages were lower than the prior year quarter;
•lower contributions from Altera’s operations; partially offset by
•a full quarter of contribution from Brand Industrial Holdings Inc. (“BrandSafway”)1, following our acquisition at the end of the prior year quarter.
Industrials
FFO from our industrials portfolio included a $328 million gain related to the sale of GrafTech and a toehold position. Excluding this gain, FFO increased by $36 million to $93 million primarily due to:
•increased contributions from Clarios due to higher sales volume, and favorable mix due to an increase in higher margin advanced battery volumes; partially offset by
•lower contributions from GrafTech as a result of lower ownership, as well as lower graphite electrode prices.
Corporate
The Corporate FFO deficit increased by $10 million due to increases in operating expenses and base management fees.
ii.Other Investments
FFO from other investments decreased by $35 million to $8 million as a result of the absence of contributions from Norbord after our investment was converted into West Fraser's shares subsequent to West Fraser's acquisition of Norbord, as our shares in West Fraser are accounted for as a financial asset in the first quarter of 2021.
iii.Realized Disposition Gains
We had $847 million of realized disposition gains in the current quarter compared to $26 million in the prior year quarter. During the current quarter, we completed the partial sale of our West Fraser and GrafTech investments, along with the disposal of a portion of our investment in a toehold position.
Common Equity
Common equity in our Private Equity segment was $3.8 billion as at March 31, 2021 (December 31, 2020 – $4.0 billion). The decrease is primarily attributable to the partial sell down of some of our investments, foreign currency translation, distributions to unit holders and depreciation expense. These decreases were partially offset by contributions from FFO. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.
1.See definition in Glossary of Terms beginning on page 56.
42 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2021	2020	2021	2020	2021	2020
North America	$518	$324	$27	$(2)	$1,750	$2,119
Brazil and other	71	84	(4)	(7)	605	611
	$589	$408	$23	$(9)	$2,355	$2,730
North America
FFO from our North American operations was $27 million, an increase from prior year quarter deficit of $2 million. The difference is driven by higher housing and land margins due to additional lot closings from the sales activity in 2020, as well as additional joint venture income. The increase was partially offset by the higher operating and interest expenses incurred in the current quarter.
As at March 31, 2021, we had 79 active housing communities (March 31, 2020 – 90) and 18 active land communities (March 31, 2020 – 26).
Brazil and Other
FFO at our Brazilian and other operations improved compared to the prior year quarter. The improvement in FFO is largely driven by the sale of recently constructed projects at higher margins. Our Brazilian operations delivered two projects in the current quarter, which was consistent with the prior year quarter.
Our Brazilian operations began 2021 with 24 projects under construction and as of March 31, 2021, we have 22 projects under construction, all of which relates to projects launched since late 2016 with relatively higher margins than our legacy projects.
Common Equity
Common equity was $2.4 billion as at March 31, 2021 (December 31, 2020 – $2.7 billion) and consists largely of residential development inventory which is carried at historical cost, or the lower of cost and market, notwithstanding the length of time that we may have held these assets and created value through the development process. The decrease in common equity is primarily attributable to the dividend distribution from our North America operation as a result of the strong liquidity position.
Q1 2021 INTERIM REPORT 43

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2021	2020	2021	2020	2021	2020
Corporate cash and financial assets, net	$71	$66	$73	$55	$6,234	$4,456
Corporate borrowings	—	—	(108)	(89)	(9,102)	(9,077)
Preferred equity[1,2]	—	—	—	—	(4,375)	(4,375)
Other corporate investments	15	37	29	(3)	1,536	1,268
Corporate costs and taxes/net working capital	—	—	(44)	(37)	829	742
Realized disposition gains	—	—	17	—	—	—
	$85	$103	$(33)	$(74)	$(4,878)	$(6,986)
1.FFO excludes preferred share distributions of $39 million (2020 – $35 million).
2.Includes $230 million of perpetual subordinated notes issued in November 2020 by a wholly owned subsidiary of Brookfield, included within non-controlling interest.
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at March 31, 2021, our portfolio of corporate cash and financial assets includes $4.8 billion of cash and cash equivalents (December 31, 2020 – $3.2 billion). The increase is as a result of proceeds received from the secondary offering of BEPC shares and the partial sale of West Fraser, as well as operating cash flow during the quarter. This was partially offset by dividends paid to shareholders, funding of capital calls in our BSREP III and other funds, and the repurchase of 2.5 million Class A shares.
Our corporate cash and financial assets generated FFO of $73 million, which was $18 million higher than the prior year quarter, primarily due to higher mark-to-market gains in our financial asset portfolio in the current quarter.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $108 million FFO expense reported through corporate borrowings reflects the interest expense on those borrowings. The increase from the prior year quarter was primarily the result of four issuances of corporate debt in the prior year, totaling $2.3 billion and the foreign exchange impact of our Canadian dollar interest expense as a result of an increase in the average exchange rate compared to the prior year quarter.
Preferred equity does not revalue under IFRS and the total outstanding shares remain unchanged from year-end.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Other corporate investments include our legacy insurance and pension businesses, as well as the non-asset management related investment in Oaktree which was acquired in the third quarter of 2019. The increase in FFO is primarily from strong returns on Oaktree’s balance sheet investments and higher margins in pension assets acquired.
Corporate costs and taxes/net working capital were collectively in an asset position of $829 million as at March 31, 2021, an increase from the prior quarter balance of $742 million. Included within this balance are net deferred income tax assets of $1.7 billion (December 31, 2020 – $1.7 billion). The FFO deficit of $44 million includes corporate costs and cash taxes which increased primarily as a result of higher professional fees, compensation expense and insurance premiums compared to the prior year quarter.
Disposition gains of $17 million were the result of a partial sale of an investment previously recognized through the consolidated statement of operations.
44 BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At March 31, 2021, our corporate capitalization was $51.9 billion (December 31, 2020 – $50.5 billion) with a debt to capitalization of 18% (December 31, 2020 – 18%).
Consolidated Capitalization1 – reflects the full capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. At March 31, 2021, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet not withstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)		Corporate		Consolidated
	Ref.	2021	2020	2021	2020
Corporate borrowings	i	$9,102	$9,077	$9,102	$9,077
Non-recourse borrowings
Subsidiary borrowings	i	—	—	9,444	10,768
Property-specific borrowings	i	—	—	130,043	128,556
		9,102	9,077	148,589	148,401
Accounts payable and other		4,980	4,963	48,862	50,682
Deferred income tax liabilities		530	432	15,263	15,913
Subsidiary equity obligations		—	—	3,647	3,699
Liabilities associated with assets classified as held for sale		—	—	2,728	2,359
Equity
Non-controlling interests		230	230	88,836	86,804
Preferred equity	ii	4,145	4,145	4,145	4,145
Common equity	iii	32,953	31,693	32,953	31,693
		37,328	36,068	125,934	122,642
Total capitalization		$51,940	$50,540	$345,023	$343,696

Debt to capitalization	18%	18%	43%	43%
i.    Borrowings
Corporate Borrowings

AS AT MAR. 31, 2021 AND DEC. 31, 2020 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2021	2020	2021	2020	2021	2020
Term debt	4.4%	4.4%	13	14	$9,171	$9,147
Revolving facilities	—%	—%	5	4	—	—
Deferred financing costs	n/a	n/a	n/a	n/a	(69)	(70)
Total					$9,102	$9,077
As at March 31, 2021, corporate borrowings included term debt of $9.2 billion (December 31, 2020 – $9.1 billion) which had an average term to maturity of 13 years (December 31, 2020 – 14 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from March 2023 until 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
1.See definition in Glossary of Terms beginning on page 56.
Q1 2021 INTERIM REPORT 45

The increase in term debt compared to the prior year is due to $24 million of foreign currency appreciation.
Subsequent to March 31, 2021, we issued an inaugural 10-year $500 million green bond with a 2031 maturity, which will bear interest at 2.724% per year. An amount equal to the net proceeds will be used to fund recently completed and future eligible green projects. In addition, we completed the redemption of our C$600 million notes due 2023 on May 13, 2021.
We had no commercial paper or bank borrowings outstanding at March 31, 2021 (December 31, 2020 – $nil). Our commercial paper program is supplemented by our $2.6 billion revolving term credit facilities with maturities ranging from 2024 to 2026. As at March 31, 2021, $65 million of the facilities were utilized for letters of credit (December 31, 2020 – $64 million).
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation.

AS AT MAR. 31, 2021 AND DEC. 31, 2020 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2021	2020	2021	2020	2021	2020
Real estate	3.4%	3.1%	4	3	$2,799	$3,378
Renewable power	3.9%	3.9%	13	13	2,159	2,132
Infrastructure	3.1%	2.7%	6	6	2,421	3,158
Private equity	—%	2.4%	—	3	—	310
Residential development	5.2%	5.5%	7	6	2,065	1,790
Total	3.8%	3.5%	7	7	$9,444	$10,768
Subsidiary borrowings include listed affiliates’ recourse term debt and credit facility draws. It generally has no recourse to the Corporation.
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the listed affiliates.

AS AT MAR. 31, 2021 AND DEC. 31, 2020 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2021	2020	2021	2020	2021	2020
Real estate	3.7%	3.8%	4	4	$67,625	$67,073
Renewable power	3.9%	4.3%	9	10	17,965	16,353
Infrastructure	4.5%	4.3%	7	8	20,739	21,309
Private equity and other	4.8%	5.2%	5	5	23,210	23,333
Residential development	5.0%	5.1%	3	3	504	488
Total	4.1%	4.2%	5	6	$130,043	$128,556
Property-specific borrowings have increased by $1.5 billion since December 31, 2020. The increase in borrowings is largely attributable to acquisitions in our power operations.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at March 31, 2021, 70% of our share of debt outstanding, reflecting swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
46 BROOKFIELD ASSET MANAGEMENT

The following table presents the fixed and floating rates of interest expense:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	Fixed Rate				Floating Rate
	2021		2020		2021		2020
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.4%	$9,102	4.4%	$9,077	—%	$—	—%	$—
Subsidiary borrowings	4.2%	7,857	4.3%	7,683	1.8%	1,587	1.7%	3,085
Property-specific borrowings	5.1%	53,816	5.2%	54,699	3.2%	76,226	3.4%	73,857
Total	4.9%	$70,775	5.0%	$71,459	3.2%	$77,813	3.4%	$76,942
Non-controlling interests
In November 2020, $230 million of perpetual subordinated notes were issued by a wholly owned subsidiary of Brookfield, included within non-controlling interest. The notes have a coupon of 4.50% and the net proceeds from the sale of the notes will be used to finance and/or refinance recently completed and future eligible climate and environmental projects.
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	Term	Average Rate
		2021	2020	2021	2020
Fixed rate-reset	Perpetual	4.1%	4.1%	$2,875	$2,875
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	1.8%	1.8%	531	531
Total		3.9%	3.9%	$4,145	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at March 31, 2021 was 284 basis points.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020[1]
Outstanding at beginning of period	1,510.7	1,509.3
Issued (repurchased)
Repurchases	(2.5)	(2.9)
Long-term share ownership plans[2]	1.8	6.6
Dividend reinvestment plan and others	—	0.1
Outstanding at end of period	1,510.0	1,513.1
Unexercised options and other share-based plans[2]	67.0	58.1
Total diluted shares at end of period	1,577.0	1,571.2
1. 2020 adjusted to reflect the three-for-two-stock split effective April 1, 2020.
2.Includes management share option plan and restricted stock plan.
The company holds 65.8 million Class A shares (March 31, 2020 – 58.4 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 16.9 million (March 31, 2020 – 5.9 million) shares issuable in respect of these plans based on the market value of the Class A shares at March 31, 2021 and March 31, 2020, resulting in a net reduction of 48.9 million (March 31, 2020 – 52.5 million) diluted shares outstanding.
Q1 2021 INTERIM REPORT 47

During the first quarter of 2021, 3.2 million options were exercised, of which 0.9 million and 0.6 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 1.7 million vested options.
The cash value of unexercised options was $1.3 billion as at March 31, 2021 (2020 – $1.2 billion) based on the proceeds that would be paid on exercise of the options.
As of May 14, 2021, the Corporation had outstanding 1,509,986,326 Class A shares and 85,120 Class B shares. Refer to Note 12 of the consolidated financial statements for additional information on equity.
LIQUIDITY
Corporate Liquidity
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our principal subsidiaries BPY, BEP, BIP, BBU and Oaktree because of their role in funding acquisitions both directly and through our managed funds. Overall core liquidity at quarter-end was $17.5 billion, or inclusive of investor commitments to our private funds, was $79.6 billion.
Capital Requirements
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement is our debt maturities. The $478 million (C$600 million) notes which were due in March 2023 were redeemed subsequent to quarter end. There are no corporate debt maturities until March 2024 when $398 million (C$500 million) is due. Periodically, we will also fund acquisitions and seed new investment strategies.
At the listed affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or listed affiliates that we manage. We endeavor to structure these entities so that they are predominantly self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our listed affiliates. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. On January 31, 2019, the Corporation committed $2.75 billion to our third flagship real estate fund alongside BPY’s $1 billion commitment. As of March 31, 2021, the Corporation has funded $1.5 billion of our $2.75 billion commitment. On August 3, 2020, the Corporation committed $750 million to our latest distressed debt fund. As of March 31, 2021, the Corporation has funded $75 million of our $750 million commitment. In the case of listed affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure program are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.
48 BROOKFIELD ASSET MANAGEMENT

Core and Total Liquidity
The following table presents core liquidity of the Corporation and operating segments:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	Corporate[1]	Real Estate[1]	Renewable Power	Infrastructure	Private Equity[1]	Oaktree	Total 2021	Total 2020
Cash and financial assets, net	$6,234	$36	$414	$500	$389	$974	$8,547	$6,823
Undrawn committed credit facilities	2,526	1,082	1,538	1,599	1,560	650	8,955	9,194
Core liquidity[2]	8,760	1,118	1,952	2,099	1,949	1,624	17,502	16,017
Uncalled private fund commitments	—	12,268	4,722	11,481	5,728	27,866	62,065	60,594
Total liquidity[2]	$8,760	$13,386	$6,674	$13,580	$7,677	$29,490	$79,567	$76,611
1.$1 billion two-year credit facility which was secured in April 2020 to support growth initiatives was cancelled in March 2021.
2.See definition in Glossary of Terms beginning on page 56.
As at March 31, 2021, the Corporation’s core liquidity was $8.8 billion, consisting of $6.2 billion in cash and financial assets, net of other liabilities and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support our asset management business which includes supporting the activities of our listed affiliates and private funds, as well as seeding new investment products.
The Corporation also has the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on page 51. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
During the first quarter of 2021, we generated $2.5 billion of distributable earnings1, inclusive of:
• $359 million fee-related earnings, excluding Oaktree;
• $76 million of distributable earnings from our investment in Oaktree;
• $454 million of distributions from our listed affiliates, other investments, and corporate cash and financial assets; and
•realizations, including $223 million of realized carried interest and $1.5 billion disposition gains from principal investments; partially offset by
•other invested capital earnings, including corporate costs, interest expense, and preferred share dividends, net of equity-based compensation costs, resulted in expenses of $150 million.
The Corporation paid $196 million in cash dividends on its common equity during the quarter ended March 31, 2021 (2020 – $182 million).
1.See definition in Glossary of Terms beginning on page 56.
Q1 2021 INTERIM REPORT 49

The following table presents distributable earnings generated by the Corporation:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020
1) Asset management FFO
Fee revenues	$548	$461
Direct costs	(189)	(175)
Fee-related earnings[1]	359	286

Our share of Oaktree’s distributable earnings[2]	76	30

2) Distributions from investments
Listed affiliates	365	349
Corporate cash and financial assets	73	55
Other investments	16	20
	454	424
3) Other invested capital earnings
Corporate borrowings	(108)	(89)
Corporate costs and taxes	(44)	(37)
Other wholly owned investments	12	(46)
	(140)	(172)
Preferred share dividends	(39)	(35)
Add back: equity-based compensation costs	29	25
	(150)	(182)

Distributable earnings before realizations	739	558

4) Realizations
Realized carried interest, net[3]	223	55
Disposition gains from principal investments	1,544	—
Distributable earnings	$2,506	$613
1.Excludes $54 million for the three months ended March 31, 2021 and $35 million for the three months ended March 31, 2020 of fee-related earnings, net from Oaktree.
2.Excludes our share of Oaktree’s distributable earnings attributable to realized carried interest.
3.Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.
50 BROOKFIELD ASSET MANAGEMENT

The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT MAR. 31, 2021 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Listed affiliates
Brookfield Property[4]	62%	577.9	$1.33	$10,297	$769	$192
Brookfield Renewable[5]	48%	312.0	1.22	13,481	381	99
Brookfield Infrastructure[6]	28%	132.5	2.04	7,255	270	68
Brookfield Business Partners	64%	94.5	0.25	3,796	24	6
					1,444	365
Corporate cash and financial assets[7]	various	various	various	6,234	352	73
Other investments[8]	various	various	various	various	66	16
Total					$1,862	$454
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on March 31, 2021.
3.Distributions (current rate) are calculated by multiplying units held as at March 31, 2021 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 56.
4.BPY’s quoted value includes $16 million of preferred shares. Fully diluted ownership is 57%, assuming conversion of convertible preferred shares held by a third party. For the three months ended March 31, 2021, BPY’s distributions include nominal amounts of preferred share dividends received by the Corporation (2020 – nominal amounts).
5.Brookfield owned units represent the combined units held in BEP and BEPC. On February 16, 2021, we completed the sale of 15 million class A shares of BEPC.
6.Brookfield owned units represent the combined units held in BIP and BIPC.
7.Includes cash and cash equivalents and financial assets net of deposits.
8.Other includes cash distributions from our 27% interest in a BAM-sponsored real estate venture in New York and a listed investment in our Private Equity segment.
Q1 2021 INTERIM REPORT 51

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020
Operating activities	$1,831	$1,682
Financing activities	2,387	3,837
Investing activities	(4,159)	(2,087)
Change in cash and cash equivalents	$59	$3,432
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $1.8 billion in the first quarter of 2021, a $149 million increase from the first quarter of 2020. Operating cash flows prior to non-cash working capital and residential inventory were $2.4 billion this quarter, $318 million higher than the prior year quarter due to the benefits of same-store growth from our existing operations and the contributions from assets acquired during the last twelve months, partially offset by the negative impact of foreign currency translation.
Financing Activities
The company had a net cash inflow of $2.4 billion from financing activities during the first quarter of 2021, compared to $3.8 billion in the first quarter of 2020. Our subsidiaries issued $9.0 billion (2020 – $10.9 billion) and repaid $8.7 billion (2020 – $8.3 billion) of non-recourse borrowings, for a net issuance of $305 million (2020 – $2.6 billion) during the quarter. We raised $3.6 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, $2.2 billion of short-term borrowings backed by private fund commitments and returned $3.2 billion to our investors in the form of either distributions or returns of capital.
Investing Activities
During the first quarter of 2021, we invested $14.1 billion and generated proceeds of $11.0 billion from dispositions for net cash deployed in investing activities of $3.1 billion. This compares to net cash deployed of $2.2 billion during the same period in 2020. We paid cash of $1.7 billion to acquire consolidated subsidiaries, mainly at our Renewable Power segment, and a further $387 million to acquire equity accounted investments during the quarter. Refer to our Acquisitions of Consolidated Entities in Note 4 and Equity Accounted Investments in Note 8 to the consolidated financial statements for further details. We continued to acquire and sell financial assets, which represent a net inflow of $234 million, relating to investments in debt and equity securities as well as contract assets associated with managing currency risk.
52 BROOKFIELD ASSET MANAGEMENT

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 9 of the unaudited March 31, 2021 Consolidated Financial Statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2020 consolidated financial statements.
Consolidated Financial Information
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 of Management’s Discussion and Analysis in the December 31, 2020 Annual Report for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.

Q1 2021 INTERIM REPORT 53

We have adjusted capitalization and discount rates in certain assets to reflect changes to risk-free borrowing rates and the current market environment. During the current period, cash flow adjustments have been made as we have taken into account the anticipated outcome of tenant negotiations, leasing downtime, nil-to-minimal rental growth in the near-term and bad debt reserves as new information of the current market is understood.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term, with our core office portfolio having a combined 89% occupancy level and an average 8.1 year lease life, while our core retail portfolio has an occupancy rate of 92%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. In the current quarter, 26 of our properties were externally appraised, representing a gross property value of $14 billion of assets; external appraisals were within 0.04% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as of March 31, 2021 and December 31, 2020 are summarized below.

	Core Office		Core Retail		LP Investments and Other		Weighted Average
AS AT MAR. 31, 2021 AND DEC. 31, 2020	2021	2020	2021	2020	2021	2020	2021	2020
Discount rate	6.5%	6.5%	7.0%	7.0%	9.1%	9.2%	7.7%	7.7%
Terminal capitalization rate	5.4%	5.4%	5.3%	5.3%	6.3%	6.0%	5.8%	5.6%
Investment horizon (years)	11	11	10	10	13	14	12	12
We undertook a process to assess the appropriateness of the discount and terminal capitalization rates considering changes to property-level cash flows and any risk premium inherent in such cash flow changes as well as the current cost of capital and credit spreads. We did not make holistic changes overall to our discount rates or terminal capitalization rates, as we were largely impacted by detailed revision of our cash flow models and feel comfortable with the level of risk applied in our cash flows. As we learn more about the mid- and longer-term impacts of the pandemic on our business we will update our valuation models accordingly.
54 BROOKFIELD ASSET MANAGEMENT

The following table presents the impact on the fair value of our consolidated investment properties as at March 31, 2021 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT MAR. 31, 2021 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$15,185	$750
Canada	4,840	223
Australia	2,760	169
Europe	2,820	156
Brazil	294	2
Core retail	20,043	1,082
LP investments and other
LP investments office	8,923	392
LP investments retail	2,427	145
Mixed-use	3,022	155
Multifamily	2,512	120
Triple net lease	3,742	143
Student housing	3,067	125
Manufactured housing	3,237	165
Other investment properties[1]	25,992	1,134
Total	$98,864	$4,761
1.Includes investments in office, mixed-use and student housing properties which are held through our direct investment in BSREP III as well as other directly held investment properties.
ii.Revaluation Method for PP&E
PP&E is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of PP&E are set out in Note 10, Property, Plant and Equipment in our December 31, 2020 audited consolidated financial statements. Our PP&E are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2020. Refer to Note 10 for further information.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No change in our internal control over financial reporting occurred during the fiscal quarter ended March 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal controls over financial reporting due to the global pandemic. We are continually monitoring and assessing our internal controls to minimize the impact on their design and operating effectiveness.
Q1 2021 INTERIM REPORT 55

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and listed affiliates as investors.
We use asset manager to refer to our Asset Management segment which offers a variety of investment products to our investors:
•We have over 40 active funds across major asset classes: real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.
•We refer to BPY, BPYU, BEP, BEPC, BIP, BIPC, and BBU as our listed affiliates.
•We refer to our public securities group as public securities. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• Altera – Altera Infrastructure L.P.	• Forest City – Forest City Realty Trust, Inc.
• BBU – Brookfield Business Partners L.P.	• GrafTech – GrafTech International Ltd.
• BEP – Brookfield Renewable Partners L.P.	• Greenergy – Greenergy Fuels Holdings Limited
• BEPC – Brookfield Renewable Corporation	• Healthscope – Healthscope Limited
• BIP – Brookfield Infrastructure Partners L.P.	• Norbord – Norbord Inc.
• BIPC – Brookfield Infrastructure Corporation	• Nova Cold – Nova Cold Logistics ULC
• BPY – Brookfield Property Partners L.P.	• Oaktree – Oaktree Capital Management
• BPYU – Brookfield Property REIT Inc. (formerly GGP Inc. or BPR)	• Sagen – Sagen MI Canada Inc.
• BrandSafway – Brand Industrial Holdings Inc.	• Summit DigiTel – Summit Digitel Infrastructure Pvt. Ltd.
• Cheniere – Cheniere Energy Partners, L.P.	• TERP – TerraForm Power, Inc.
• Clarios – Clarios Global LP	• West Fraser – West Fraser Timber Co.
• EBSA – Empresa de Energia de Boyaca S.A.	• Westinghouse – Westinghouse Electric Company
• Everise – Everise Holdings Pte. Ltd.
Performance Measures
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
56 BROOKFIELD ASSET MANAGEMENT

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and listed affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Listed affiliate base fees are earned on the total capitalization, including debt and market capitalization, of the listed affiliates, which includes our investment. Base fees for BPY and BEP include a quarterly fixed fee amount of $12.5 million and $5 million, respectively. BPY and BEP each pay additional fees of 1.25% on the increase in market capitalization above their initial capitalization of $11.5 billion and $8 billion, respectively. Base fees for BPYU, BIP and BBU are 1.25% of total capitalization.
Carried interest is an IFRS measure that is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to clawback until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020
Realized carried interest[1]	$681	$132
Less: direct costs associated with realized carried interest	(343)	(57)
	338	75
Less: realized carried interest not attributable to BAM	(115)	(16)
Realized carried interest, net	$223	$59
1.Includes $630 million of realized carried interest related to Oaktree (2020 – $94 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.
A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT MAR. 31 (MILLIONS)	2021	2020
Carry eligible capital[1]	$86,529	$79,988
Less:
Uncalled private fund commitments	(27,388)	(30,896)
Co-investments and other	(7,089)	(7,076)
Funds not yet at target preferred return	(8,529)	(18,401)
Adjusted carry eligible capital	$43,523	$23,615
1.Excludes carry eligible capital related to Oaktree.
Q1 2021 INTERIM REPORT 57

Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, listed affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to 8% of the weighted-average balance of the last four quarters of our corporate cash and financial assets. Distributions on our unlisted investments are calculated based on the quarterly distributions received in the most recent fiscal year.
Distributable earnings (formerly referred to as “cash available for distribution and/or reinvestment”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e., fee-related earnings and realized carried interest, net); distributions from our listed affiliates, other investments that pay regular cash distributions and FFO from our corporate cash and financial assets; other invested capital earnings, which include FFO from our residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; excluding equity-based compensation costs and net of preferred share dividend payments. As of January 1, 2021, we now include realizations from our principal investments as these are earnings that are directly received by the Corporation and are available for distribution to common shareholders or to be reinvested into the business. Comparative figures have been revised accordingly.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee-bearing capital represents the capital committed, pledged or invested in the listed affiliates, private funds and public securities that we manage which entitles us to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and public securities funds and equity issuances in our listed affiliates.
•Outflows represent distributions and redemptions of capital from within the public securities capital.
•Distributions represent quarterly distributions from listed affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.
•Market valuation includes gains (losses) on portfolio investments, listed affiliates and public securities based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of listed affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
58 BROOKFIELD ASSET MANAGEMENT

Fee-related earnings is an IFRS measure that is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues is an IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.
Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Total		Per Share
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2021	2020	2021	2020
Net income (loss)	$3,776	$(157)	$2.42	$(0.13)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	288	938	0.19	0.62
Fair value changes	(2,094)	414	(1.35)	0.27
Depreciation and amortization	1,510	1,409	0.98	0.93
Deferred income taxes	189	168	0.12	0.11
Realized disposition gains recorded as fair value changes or equity	1,724	93	1.10	0.06
Non-controlling interest in FFO	(2,572)	(1,981)	(1.66)	(1.31)
Total FFO	$2,821	$884	$1.80	$0.55
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.

Q1 2021 INTERIM REPORT 59

Incentive distributions is an IFRS measure that is determined by contractual arrangements; incentive distributions are paid to us by BPY, BEP and BIP and represent a portion of distributions paid by listed affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT MAR. 31, 2021	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$2.04	$0.73	/	$0.79	15% / 25%
Brookfield Renewable (BEP)[4]	1.22	0.80	/	0.90	15% / 25%
Brookfield Property (BPY)[5]	1.33	1.10	/	1.20	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
5.Incentive distributions from Brookfield Property are earned on distributions made by BPY and BPYU.
Invested capital consists of investments in our listed affiliates, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain public securities portfolios. BBU performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within public securities funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
60 BROOKFIELD ASSET MANAGEMENT

Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the period:

AS AT MAR. 31 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2021
Real Estate	$16,942	1.3x	20%	17%
Infrastructure	21,573	1.4x	20%	19%
Private Equity	5,008	2.1x	20%	13%
	$43,523
2020
Real Estate	$8,147	1.6x	20%	20%
Infrastructure	13,154	1.4x	20%	18%
Private Equity	2,314	2.6x	20%	15%
	$23,615
1.Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.
2.Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90-1.50% and our opportunistic and private equity funds pay fees of 1.50-2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.
3.Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.
4.When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.
The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Accumulated Unrealized Carried Interest
(MILLIONS)	Mar. 31, 2021	Dec. 31, 2020	Change	Mar. 31, 2020	Dec. 31, 2019	Change
Real Estate	$1,011	$855	$156	$956	$986	$(30)
Infrastructure	1,731	1,492	239	970	1,175	(205)
Private Equity	715	599	116	565	596	(31)
Oaktree	1,210	1,078	132	673	890	(217)
Accumulated unrealized carried interest	4,667	4,024	643	3,164	3,647	(483)
Less: associated expenses[1]	(1,588)	(1,423)	(165)	(1,069)	(1,258)	189
Accumulated unrealized carry, net	$3,079	$2,601	478	$2,095	$2,389	(294)
Add: realized carried interest, net			223			59
Unrealized carried interest, net			$701			$(235)
1.Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30-35% of carried interest generated.
Q1 2021 INTERIM REPORT 61

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	Note	2021	2020
Assets
Cash and cash equivalents	5	$9,826	$9,933
Other financial assets	5,6	19,287	17,730
Accounts receivable and other	5,6	20,202	18,928
Inventory	6	10,346	10,360
Assets classified as held for sale	7	5,344	5,917
Equity accounted investments	8	42,259	41,327
Investment properties	9	98,864	96,782
Property, plant and equipment	10	96,674	100,009
Intangible assets		24,224	24,658
Goodwill		14,699	14,714
Deferred income tax assets		3,298	3,338
Total assets		$345,023	$343,696

Liabilities and equity
Corporate borrowings	5,6	$9,102	$9,077
Accounts payable and other	5,6	48,862	50,682
Liabilities associated with assets classified as held for sale	7	2,728	2,359
Non-recourse borrowings of managed entities	5,6	139,487	139,324
Deferred income tax liabilities		15,263	15,913
Subsidiary equity obligations	5	3,647	3,699

Equity
Preferred equity		4,145	4,145
Non-controlling interests		88,836	86,804
Common equity	12	32,953	31,693
Total equity		125,934	122,642
Total liabilities and equity		$345,023	$343,696
62 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2021	2020
Revenues	13	$16,410	$16,586
Direct costs		(12,187)	(12,709)
Other income and gains		704	241
Equity accounted income (loss)	8	668	(212)
Expenses
Interest		(1,830)	(1,852)
Corporate costs		(29)	(24)
Fair value changes	14	2,094	(414)
Depreciation and amortization		(1,510)	(1,409)
Income taxes		(544)	(364)
Net income (loss)		$3,776	$(157)
Net income (loss) attributable to:
Shareholders		$1,235	$(293)
Non-controlling interests		2,541	136
		$3,776	$(157)
Net income (loss) per share:
Diluted	12	$0.77	$(0.20)
Basic	12	0.79	(0.20)
Q1 2021 INTERIM REPORT 63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2021	2020
Net income (loss)		$3,776	$(157)
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements		391	(737)
Marketable securities		105	(40)
Equity accounted investments	8	59	(173)
Foreign currency translation		(1,645)	(5,166)
Income taxes		(21)	41
		(1,111)	(6,075)
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	10	(228)	(76)
Revaluation of pension obligations		35	21
Equity accounted investments	8	—	(18)
Marketable securities		309	(150)
Income taxes		(32)	(55)
		84	(278)
Other comprehensive loss		(1,027)	(6,353)
Comprehensive income (loss)		$2,749	$(6,510)
Attributable to:
Shareholders
Net income (loss)		$1,235	$(293)
Other comprehensive loss		(278)	(1,608)
Comprehensive income (loss)		$957	$(1,901)

Non-controlling interests
Net income		$2,541	$136
Other comprehensive loss		(749)	(4,745)
Comprehensive income (loss)		$1,792	$(4,609)

64 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2021 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2020	$7,368	$285	$15,178	$2,691	$7,530	$(2,133)	$774	$31,693	$4,145	$86,804	$122,642
Changes in period:
Net income	—	—	1,235	—	—	—	—	1,235	—	2,541	3,776
Other comprehensive income (loss)	—	—	—	—	(81)	(375)	178	(278)	—	(749)	(1,027)
Comprehensive income (loss)	—	—	1,235	—	(81)	(375)	178	957	—	1,792	2,749
Shareholder distributions
Common equity	—	—	(196)	—	—	—	—	(196)	—	—	(196)
Preferred equity	—	—	(37)	—	—	—	—	(37)	—	—	(37)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,527)	(2,527)
Other items
Equity issuances, net of redemptions	24	(14)	(80)	—	—	—	—	(70)	—	2,916	2,846
Share-based compensation	—	18	(7)	—	—	—	—	11	—	—	11
Ownership changes	—	—	—	867	(290)	41	(23)	595	—	(149)	446
Total change in period	24	4	915	867	(371)	(334)	155	1,260	—	2,032	3,292
Balance as at March 31, 2021	$7,392	$289	$16,093	$3,558	$7,159	$(2,467)	$929	$32,953	$4,145	$88,836	$125,934
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2019	$7,305	$286	$16,026	$1,010	$7,876	$(2,017)	$382	$30,868	$4,145	$81,833	$116,846
Changes in period:
Net income (loss)	—	—	(293)	—	—	—	—	(293)	—	136	(157)
Other comprehensive income (loss)	—	—	—	—	(20)	(1,319)	(269)	(1,608)	—	(4,745)	(6,353)
Comprehensive income (loss)	—	—	(293)	—	(20)	(1,319)	(269)	(1,901)	—	(4,609)	(6,510)
Shareholder distributions
Common equity	—	—	(182)	—	—	—	—	(182)	—	—	(182)
Preferred equity	—	—	(35)	—	—	—	—	(35)	—	—	(35)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,157)	(2,157)
Other items
Equity issuances, net of redemptions	39	(43)	(109)	—	—	—	—	(113)	—	5,360	5,247
Share-based compensation	—	15	(30)	—	—	—	—	(15)	—	—	(15)
Ownership changes	—	—	85	14	(33)	(15)	(8)	43	—	(790)	(747)
Total change in period	39	(28)	(564)	14	(53)	(1,334)	(277)	(2,203)	—	(2,196)	(4,399)
Balance as at March 31, 2020	$7,344	$258	$15,462	$1,024	$7,823	$(3,351)	$105	$28,665	$4,145	$79,637	$112,447
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

Q1 2021 INTERIM REPORT 65

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2021	2020
Operating activities
Net income (loss)		$3,776	$(157)
Other income and gains		(704)	(241)
Share of undistributed equity accounted earnings		(273)	493
Fair value changes	14	(2,094)	414
Depreciation and amortization		1,510	1,409
Deferred income taxes		189	168
Investments in residential inventory		(30)	(58)
Net change in non-cash working capital balances		(543)	(346)
		1,831	1,682
Financing activities
Corporate borrowings arranged		—	589
Corporate borrowings repaid		—	(251)
Non-recourse borrowings arranged		8,967	10,875
Non-recourse borrowings repaid		(8,662)	(8,281)
Non-recourse credit facilities, net		2,238	(1,854)
Subsidiary equity obligations issued		—	122
Subsidiary equity obligations redeemed		(6)	(4)
Capital provided from non-controlling interests		3,629	6,369
Capital repaid to non-controlling interests		(713)	(1,009)
Repayment of lease liabilities		(228)	(131)
Common shares issued		13	3
Common shares repurchased		(91)	(217)
Distributions to non-controlling interests		(2,527)	(2,157)
Distributions to shareholders		(233)	(217)
		2,387	3,837
Investing activities
Acquisitions
Investment properties		(2,215)	(875)
Property, plant and equipment		(1,680)	(1,413)
Equity accounted investments		(387)	(1,522)
Financial assets and other		(8,052)	(4,511)
Acquisition of subsidiaries		(1,730)	(121)
Dispositions
Investment properties		1,932	291
Property, plant and equipment		13	42
Equity accounted investments		359	78
Financial assets and other		8,286	4,914
Disposition of subsidiaries		360	952
Restricted cash and deposits		(1,045)	78
		(4,159)	(2,087)
Cash and cash equivalents
Change in cash and cash equivalents		59	3,432
Net change in cash classified within assets held for sale		(46)	24
Foreign exchange revaluation		(120)	(366)
Balance, beginning of period		9,933	6,778
Balance, end of period		$9,826	$9,868
66 BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The Corporation is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s Capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s Capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 12-15% return compounded over the long-term while always maintaining excess capital to support ongoing operations.
The Corporation’s Capital consists of the capital invested in its asset management activities, including investments in entities that it manages, its corporate investments that are held outside of managed entities and its net working capital. The Corporation’s Capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at March 31, 2021, the Corporation’s Capital totaled $46.4 billion (December 31, 2020 – $45.1 billion), and is computed as follows:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020
Cash and cash equivalents	$1,185	$1,283
Other financial assets	3,798	3,809
Common equity in managed investments	32,808	33,732
Other assets and liabilities of the Corporation	8,639	6,321
Corporation’s Capital	$46,430	$45,145
Corporation’s Capital is comprised of the following:
Common equity	$32,953	$31,693
Preferred shares	4,145	4,145
Non-controlling interest	230	230
Corporate borrowings	9,102	9,077
	$46,430	$45,145
The Corporation generates returns on its capital through management fees and performance revenues earned as an asset manager, as well as distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial asset investments. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.
Q1 2021 INTERIM REPORT 67

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at March 31, 2021 is as follows:

AS AT MAR. 31, 2021 (MILLIONS)	The Corporation	Managed Investments	Elimination	Total Consolidated
Cash and cash equivalents	$1,185	$8,641	$—	$9,826
Other financial assets	3,798	15,489	—	19,287
Accounts receivable and other[1]	5,743	18,292	(3,833)	20,202
Inventory	1	10,345	—	10,346
Assets classified as held for sale	—	5,344	—	5,344
Equity accounted investments	5,582	36,677	—	42,259
Investment properties	16	98,848	—	98,864
Property, plant and equipment	96	96,578	—	96,674
Intangible assets	271	23,953	—	24,224
Goodwill	366	14,333	—	14,699
Deferred income tax assets	2,206	1,092	—	3,298
Accounts payable and other[1]	(5,038)	(47,657)	3,833	(48,862)
Liabilities associated with assets classified as held for sale	—	(2,728)	—	(2,728)
Deferred income tax liabilities	(530)	(14,733)	—	(15,263)
Subsidiary equity obligations	(74)	(3,573)	—	(3,647)
Total	13,622	260,901	—	274,523
Common equity in managed investments[2]	32,808	—	(32,808)	—
Corporation’s Capital	46,430	260,901	(32,808)	274,523
Less:
Corporate borrowings	9,102	—	—	9,102
Non-recourse borrowings of managed entities	—	139,487	—	139,487
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	88,606	—	88,836
Common equity	$32,953	$32,808	$(32,808)	$32,953
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $3.8 billion and $3.8 billion respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
Common equity in managed investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our corporate and asset management segments, excluding non-controlling interests. This measure is equal to the sum of the common equity in our real estate, infrastructure, renewable power, private equity and residential operating segments.
68 BROOKFIELD ASSET MANAGEMENT

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at December 31, 2020 is as follows:

AS AT DEC. 31, 2020 (MILLIONS)	The Corporation	Managed Investments	Elimination	Total Consolidated
Cash and cash equivalents	$1,283	$8,650	$—	$9,933
Other financial assets	3,809	13,921	—	17,730
Accounts receivable and other[1]	3,632	17,401	(2,105)	18,928
Inventory	2	10,358	—	10,360
Assets classified as held for sale	—	5,917	—	5,917
Equity accounted investments	5,361	35,966	—	41,327
Investment properties	17	96,765	—	96,782
Property, plant and equipment	122	99,887	—	100,009
Intangible assets	285	24,373	—	24,658
Goodwill	368	14,346	—	14,714
Deferred income tax assets	2,159	1,179	—	3,338
Accounts payable and other[1]	(5,134)	(47,653)	2,105	(50,682)
Liabilities associated with assets classified as held for sale	—	(2,359)	—	(2,359)
Deferred income tax liabilities	(414)	(15,499)	—	(15,913)
Subsidiary equity obligations	(77)	(3,622)	—	(3,699)
Total	11,413	259,630	—	271,043
Common equity in managed investments[2]	33,732	—	(33,732)	—
Corporation’s Capital	45,145	259,630	(33,732)	271,043
Less:
Corporate borrowings	9,077	—	—	9,077
Non-recourse borrowings of managed entities	—	139,324	—	139,324
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	86,574	—	86,804
Common equity	$31,693	$33,732	$(33,732)	$31,693
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $2.1 billion and $2.1 billion respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
Q1 2021 INTERIM REPORT 69

2.    SIGNIFICANT ACCOUNTING POLICIES
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2020.
The consolidated financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2020 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on May 12, 2021.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Significant Accounting Policies, to the company’s consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in the preparation of the interim financial statements as of and for the three months ended March 31, 2021.
c)    Recently Adopted Accounting Standards
i.    Interest Rate Benchmark Reform
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. The adoption is not expected to have a significant impact on our company’s financial reporting.
d)    Future Changes in Accounting Standards
i.    Insurance Contracts
In May 2017, the IASB published IFRS 17, Insurance Contracts (“IFRS 17”), which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance Contracts, and will be applied retrospectively. In June 2020, the IASB proposed an amendment to IFRS 17 providing a one-year deferral on the effective date of the standard to January 1, 2023. IFRS 17 requires insurance contract liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts.
The company is currently assessing the impact of IFRS 17 on its operations.
ii.    Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023.
The company is currently assessing the impact of IAS 1 on its operations.
70 BROOKFIELD ASSET MANAGEMENT

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:
The Corporation:
i.Asset management operations include managing our long-term private funds, perpetual strategies and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
Managed investments:
iii.Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.
iv.Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar and energy transition power generating facilities.
v.Infrastructure operations include the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
vi.Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.
vii.Residential development operations consist of homebuilding, condominium development and land development.
b)    Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our listed affiliates, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.

Q1 2021 INTERIM REPORT 71

We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.

72 BROOKFIELD ASSET MANAGEMENT

c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Segments	Note
External revenues	$77	$86	$2,094	$1,089	$2,763	$9,712	$589	$16,410
Inter-segment and other revenues[1]	1,405	(1)	8	—	1	155	—	1,568	i
Segmented revenues	1,482	85	2,102	1,089	2,764	9,867	589	17,978
FFO from equity accounted investments[1]	237	15	153	25	427	87	12	956	ii
Interest expense	—	(108)	(767)	(213)	(362)	(363)	(17)	(1,830)	iii
Current income taxes	—	(14)	(32)	(16)	(97)	(193)	(3)	(355)	iv
Funds from operations[1]	636	(33)	250	823	130	992	23	2,821	v
Common equity	5,024	(4,878)	19,658	4,565	2,449	3,780	2,355	32,953
Equity accounted investments	4,609	973	21,472	1,621	9,838	3,428	318	42,259
Additions to non-current assets[2]	—	63	3,190	2,948	828	2,051	10	9,090
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended March 31, 2021, $883 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

AS AT DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Segments	Note
External revenues	$61	$107	$2,615	$1,030	$2,273	$10,092	$408	$16,586
Inter-segment and other revenues[1]	745	(4)	7	—	1	121	—	870	i
Segmented revenues	806	103	2,622	1,030	2,274	10,213	408	17,456
FFO from equity accounted investments[1]	52	(19)	231	9	335	116	2	726	ii
Interest expense	—	(88)	(842)	(228)	(291)	(395)	(8)	(1,852)	iii
Current income taxes	—	(22)	(15)	(20)	(59)	(75)	(5)	(196)	iv
Funds from operations[1]	380	(74)	219	66	137	165	(9)	884	v
Common equity	4,947	(6,986)	19,331	5,154	2,552	3,965	2,730	31,693
Equity accounted investments	4,530	830	21,024	1,444	10,530	2,623	346	41,327
Additions to non-current assets[2]	—	79	1,914	854	391	2,019	19	5,276
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended March 31, 2020, $307 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
i.Inter-Segment Revenues
For the three months ended March 31, 2021, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $1.4 billion (2020 – $745 million), revenues earned on construction projects between consolidated entities totaling $152 million (2020 – $120 million), and other revenues totaling a net income of $11 million (2020 – $5 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
Q1 2021 INTERIM REPORT 73

ii.FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020
Consolidated equity accounted income (loss)	$668	$(212)
Non-FFO items from equity accounted investments[1]	288	938
FFO from equity accounted investments	$956	$726
1.Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
iii.Interest Expense
For the three months ended March 31, 2021, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $7 million (2020 – $nil) that is eliminated on consolidation, along with the associated revenue.
iv.Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current and deferred income taxes:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020
Current income tax expense	$(355)	$(196)
Deferred income tax expense	(189)	(168)
Income tax expense	$(544)	$(364)
v.Reconciliation of Net Income (Loss) to Total FFO
The following table reconciles net income (loss) to total FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2021	2020
Net income (loss)		$3,776	$(157)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		288	938
Fair value changes		(2,094)	414
Depreciation and amortization		1,510	1,409
Deferred income taxes		189	168
Realized disposition gains in fair value changes or equity	vi	1,724	93
Non-controlling interests in FFO		(2,572)	(1,981)
Total FFO		$2,821	$884
vi.    Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $1.7 billion for the three months ended March 31, 2021 (2020 – $93 million), of which $950 million relates to prior periods (2020 – $43 million), $751 million has been recorded directly in equity as changes in ownership (2020 – $55 million) and a gain of $23 million has been recorded in fair value changes (2020 – loss of $5 million).

74 BROOKFIELD ASSET MANAGEMENT

d)    Geographic Allocation
The company’s revenues by location of operations are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020
U.S.	$4,729	$4,539
Canada	1,496	1,483
U.K.	4,147	4,955
Brazil	765	859
Europe	1,740	1,596
Australia	1,375	1,295
India	587	242
Colombia	461	520
Other Asia	681	421
Other	429	676
	$16,410	$16,586
The company’s consolidated assets by location are as follows:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020
U.S.	$158,566	$159,684
Canada	42,309	36,403
U.K.	31,712	31,598
Brazil	19,233	20,675
Europe	21,341	22,267
Australia	21,936	22,000
India	21,435	21,438
Colombia	10,200	10,919
Other Asia	9,272	9,343
Other	9,019	9,369
	$345,023	$343,696
Q1 2021 INTERIM REPORT 75

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impacts as a result of business combinations that occurred in the three months ended March 31, 2021. No material changes were made to provisional allocations.

AS AT MAR. 31, 2021 (MILLIONS)	Private Equity	Renewable Power	Infrastructure	Total
Cash and cash equivalents	$11	$2	$42	$55
Accounts receivable and other	59	103	11	173
Inventory	—	6	—	6
Equity accounted investments	20	—	—	20
Property, plant and equipment	41	2,338	174	2,553
Intangible assets	67	—	460	527
Goodwill	293	112	56	461
Total assets	491	2,561	743	3,795
Less:
Accounts payable and other	(86)	(175)	(51)	(312)
Non-recourse borrowings	(103)	(958)	(224)	(1,285)
Deferred income tax liabilities	(19)	—	(99)	(118)
Non-controlling interests[1]	—	—	(90)	(90)
	(208)	(1,133)	(464)	(1,805)
Net assets acquired	$283	$1,428	$279	$1,990

Consideration[2]	$283	$1,428	$279	$1,990
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the three months ended March 31, 2021, Brookfield acquired $3.8 billion of total assets as well as assumed $1.8 billion of total liabilities and non-controlling interest in equity through business combinations. Total consideration transferred for the business combinations was $2.0 billion. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.
Brookfield recorded $83 million of revenue and $4 million of net loss in 2021 from the acquired operations as a result of the acquisitions made during the first quarter. If the acquisitions had occurred at the beginning of the year, they would have contributed $165 million and $23 million to total revenue and net losses, respectively.
Private Equity
On January 8, 2021, a subsidiary of the company, together with institutional partners, acquired a 100% voting interest in Everise, a business process outsourcing company that specializes in managing customer interactions for large global healthcare and technology clients primarily based in the U.S. The total consideration paid for the business was $283 million, comprising $220 million of cash consideration and $63 million of contingent consideration related to the achievement of near-term performance targets payable to the former shareholders. Total revenues and net losses that would have been recorded if the transaction had occurred at the beginning of the year are $85 million and $33 million, respectively.
Renewable Power
In March 2021, a subsidiary of the company, alongside institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities as well as the acquisition of 100% of a distributed generation business, which are all located in the U.S. The total consideration paid for the businesses was $1.4 billion. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $64 million and $15 million, respectively.

76 BROOKFIELD ASSET MANAGEMENT

5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a)    Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no other material changes to the company’s financial risk exposure or risk management activities since December 31, 2020. Please refer to Note 26 of the December 31, 2020 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b)    Financial Instruments
The following table lists the company’s financial instruments by their respective classification as at March 31, 2021 and December 31, 2020:

	2021		2020
AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$9,826	$9,826	$9,933	$9,933
Other financial assets
Government bonds	2,502	2,502	2,651	2,651
Corporate bonds	3,624	3,624	3,599	3,599
Fixed income securities and other	2,513	2,513	2,270	2,270
Common shares and warrants	7,911	7,911	6,514	6,514
Loans and notes receivable	2,737	2,737	2,696	2,696
	19,287	19,287	17,730	17,730
Accounts receivable and other	14,942	14,942	13,672	13,672
	$44,055	$44,055	$41,335	$41,335
Financial liabilities
Corporate borrowings	$9,102	$10,101	$9,077	$10,540
Non-recourse borrowings of managed entities
Property-specific borrowings	130,043	131,824	128,556	131,099
Subsidiary borrowings	9,444	9,766	10,768	11,085
	139,487	141,590	139,324	142,184
Accounts payable and other	39,781	39,781	41,117	41,117
Subsidiary equity obligations	3,647	3,647	3,699	3,699
	$192,017	$195,119	$193,217	$197,540
Q1 2021 INTERIM REPORT 77

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2021			2020
AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$77	$2,425	$—	$7	$2,644	$—
Corporate bonds	294	2,749	293	192	2,764	286
Fixed income securities and other	786	1,210	498	867	912	491
Common shares and warrants	5,734	732	1,445	4,548	577	1,389
Loans and notes receivables	—	—	54	—	42	68
Accounts receivable and other	9	1,580	100	50	1,581	135
	$6,900	$8,696	$2,390	$5,664	$8,520	$2,369
Financial liabilities
Accounts payable and other	$15	$4,268	$670	$75	$5,090	$724
Subsidiary equity obligations	—	74	1,324	—	77	1,380
	$15	$4,342	$1,994	$75	$5,167	$2,104
During the three months ended March 31, 2021, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Mar. 31, 2021	Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	$1,580	/	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
	(4,268)
Other financial assets	7,116	Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(74)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
78 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Mar. 31, 2021		Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$498		Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
				• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Corporate bonds	293		Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
				• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	1,445		Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
				• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
				• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,324)		Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
				• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
				• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
				• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	100	/	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
	(670)
				• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the three months ended March 31, 2021:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2021 (MILLIONS)	Financial Assets	Financial Liabilities
Balance, beginning of period	$2,369	$2,104
Fair value changes in net income	37	(30)
Fair value changes in other comprehensive income[1]	(89)	(27)
Additions, net of disposals	73	(53)
Balance, end of period	$2,390	$1,994
1.Includes foreign currency translation.
Q1 2021 INTERIM REPORT 79

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2021	2020	2021	2020	2021	2020
Current portion	$6,757	$5,483	$15,455	$14,187	$6,053	$6,337
Non-current portion	12,530	12,247	4,747	4,741	4,293	4,023
	$19,287	$17,730	$20,202	$18,928	$10,346	$10,360
b)    Liabilities

AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
	2021	2020	2021	2020	2021	2020
Current portion	$24,876	$25,857	$—	$—	$24,139	$21,287
Non-current portion	23,986	24,825	9,102	9,077	115,348	118,037
	$48,862	$50,682	$9,102	$9,077	$139,487	$139,324
7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT MAR. 31, 2021 (MILLIONS)	Infrastructure	Renewable Power	Real Estate and Other	Total
Assets
Cash and cash equivalents	$25	$27	$1	$53
Accounts receivable and other	82	90	24	196
Equity accounted investments	—	8	577	585
Investment properties	11	—	306	317
Property, plant and equipment	2,716	1,321	38	4,075
Other long-term assets	79	1	2	82
Deferred income tax assets	6	29	1	36
Assets classified as held for sale	$2,919	$1,476	$949	$5,344
Liabilities
Accounts payable and other	$259	$130	$26	$415
Non-recourse borrowings of managed entities	1,003	637	140	1,780
Deferred income tax liabilities	492	41	—	533
Liabilities associated with assets classified as held for sale	$1,754	$808	$166	$2,728
As at March 31, 2021, assets held for sale within our Infrastructure segment include the North American district energy operations.
Within our Renewable Power segment, assets held for sale include wind and solar portfolios in Europe, the U.S. and Asia.
Assets held for sale within our Real Estate segment include a retail asset in Brazil, two multifamily assets in the U.S., four triple-net lease assets in the U.S, and a core office asset in Australia.
For the three months ended March 31, 2021, we disposed of $5.6 billion and $2.3 billion of assets and liabilities held for sale, respectively. The majority of disposals relate to the derecognition of Norbord as well as the sale of a portfolio of directly-held investment properties.
80 BROOKFIELD ASSET MANAGEMENT

8.    EQUITY ACCOUNTED INVESTMENTS
The following tables presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2021 (MILLIONS)
Balance, beginning of period	$41,327
Additions, net of (disposals)[1]	869
Acquisitions through business combinations	20
Share of comprehensive income	727
Distributions received	(395)
Return of capital	(70)
Foreign currency translation and other	(219)
Balance, end of period	$42,259
1.Includes assets sold, amounts reclassified to held for sale.
Additions, net of disposals, of $869 million during the period relate primarily to the equity accounted investment in GrafTech upon deconsolidation, partially offset by the reclassification of an industrials business within our Private Equity segment to held for sale as at March 31, 2021.
9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2021 (MILLIONS)
Fair value, beginning of period	$96,782
Additions	2,247
Dispositions[1]	(686)
Fair value changes	827
Foreign currency translation and other	(306)
Fair value, end of period[2]	$98,864
1.Includes amounts reclassified to held for sale.
2.Includes $3.4 billion of ROU investment properties (December 31, 2020 – $3.3 billion).
Investment properties include the company’s office, retail, multifamily, and other properties as well as highest and best-use land within the company’s sustainable resources operations. Additions of $2.2 billion primarily relates to the purchases of investment properties and enhancement of existing assets during the period.

Q1 2021 INTERIM REPORT 81

The following table presents our investment properties measured at fair value:

AS AT MAR. 31, 2021 (MILLIONS)
Core office
United States	$15,185
Canada	4,840
Australia	2,760
Europe	2,820
Brazil	294
Core retail	20,043
LP investments and other
LP investments office	8,923
LP investments retail	2,427
Mixed-use	3,022
Multifamily	2,512
Triple net lease	3,742
Student housing	3,067
Manufactured housing	3,237
Directly held real estate properties	24,072
Other investment properties	1,920
$98,864
Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	• Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
82 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT MAR. 31, 2021	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core office
United States	6.9%	5.6%	12
Canada	5.9%	5.2%	10
Australia	6.6%	5.7%	10
Europe	5.2%	3.8%	10
Brazil	7.6%	7.0%	10
Core retail	7.0%	5.3%	10
LP investments and other
LP investments office	9.7%	7.1%	7
LP investments retail	8.6%	7.0%	10
Mixed-use	7.3%	5.2%	10
Multifamily[1]	4.9%	n/a	n/a
Triple net lease[1]	6.3%	n/a	n/a
Student housing[1]	4.9%	n/a	n/a
Manufactured housing[1]	4.6%	n/a	n/a
Directly held real estate properties[2]	4.8 – 9.3%	6.1%	17
Other investment properties[3]	5.0 – 8.7%	n/a	n/a
1.Multifamily, triple net lease, student housing, manufactured housing and other investment properties are valued using the direct capitalization method. The rates presented as the discount rate represent the overall implied capitalization rate. The terminal capitalization rate and the investment horizon are not applicable.
2.We use either the discounted cash flow or the direct capitalization method when valuing our directly held real estate properties. The rates presented as the discount rate represent the overall implied capitalization rates for investment properties that are valued using the direct capitalization approach.
3.Other investment properties include investment properties held in our Infrastructure and Residential Development segments.
10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2021 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$45,206	$32,167	$8,432	$14,204	$100,009
Additions	297	128	823	385	1,633
Acquisitions through business combinations	2,338	174	—	41	2,553
Dispositions and assets reclassified as held for sale	(1,276)	(2,757)	(5)	(37)	(4,075)
Depreciation expenses	(370)	(358)	(105)	(357)	(1,190)
Foreign currency translation and other	(1,295)	69	(73)	(957)	(2,256)
Total change	(306)	(2,744)	640	(925)	(3,335)
Balance, end of period[1]	$44,900	$29,423	$9,072	$13,279	$96,674
1.Our ROU PP&E assets include $3.8 billion (December 31, 2020 – $4.1 billion) in our Infrastructure segment, $833 million (December 31, 2020 – $856 million) in our Real Estate segment, $426 million (December 31, 2020 – $393 million) in our Renewable Power segment and $1.3 billion (December 31, 2020 – $1.3 billion) in our Private Equity and other segments, totaling $6.4 billion (December 31, 2020 – $6.7 billion) of ROU assets.
We tested our property, plant and equipment for impairments and have found no material impairment indicators. For the three months ended March 31, 2021, we recorded an impairment expense of $192 million primarily in the private equity business.
Q1 2021 INTERIM REPORT 83

11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued:
•$500 million of 4.25% notes due in 2026 on June 2, 2016;
•$550 million of 4.70% notes due in 2047 on September 14, 2017;
•$350 million of 4.70% notes due in 2047 on January 17, 2018;
•$650 million of 3.90% notes due in 2028 on January 17, 2018;
•$1.0 billion of 4.85% notes due in 2029 on January 29, 2019;
•$600 million of 4.35% notes due in 2030 on April 9, 2020;
•$150 million of 4.35% notes due in 2030 on April 14, 2020;
•$500 million of 3.50% notes due in 2051 on September 28, 2020; and
•$400 million of 4.625% subordinated notes due in 2080 on October 16, 2020.
Subsequent to March 31, 2021, BFI issued $500 million of 2.724% subordinated notes due in 2031.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II Inc. (“BFI II”) was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance I (UK) PLC (“BF U.K.”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Corporation. BFL, BFL II, BF AUS and BF U.K. are “finance subsidiaries,” as defined in Rule 3-10 of Regulation S-X that may offer and sell debt securities or, in the case of BFL II, preferred shares representing limited liability company interests. Any debt securities issued by BFL and BF U.K. are, and any debt securities issued by BF AUS and BFI II and any preferred shares representing limited liability company interests issued by BFL II will be, fully and unconditionally guaranteed by the Corporation.
On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, the 2024 notes were transferred to BFI. On February 21, 2020, BFL issued $600 million of 3.45% notes due in 2050. On November 24, 2020, BF U.K. issued $230 million of 4.5% subordinated notes. BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and forest products sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at March 31, 2021, C$37 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.

84 BROOKFIELD ASSET MANAGEMENT

The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2021 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF UK	BIC	Other Subsidiaries of the Company[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$71	$58	$—	$8	$—	$—	$4	$34	$18,077	$(1,842)	$16,410
Net income (loss) attributable to shareholders	1,235	(5)	—	—	—	—	3	(4)	1,272	(1,266)	1,235
Total assets	75,745	7,257	—	615	—	—	232	6,168	353,455	(98,449)	345,023
Total liabilities	38,647	5,559	—	605	—	—	2	4,554	208,938	(39,216)	219,089
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	230

AS AT DEC. 31, 2020 AND FOR THE THREE MONTHS ENDED MAR. 31 2020 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$438	$38	$—	$4	$—	$—	$—	$25	$18,047	$(1,966)	$16,586
Net income (loss) attributable to shareholders	(293)	(5)	—	—	—	—	—	24	1,399	(1,418)	(293)
Total assets	73,898	7,207	—	600	—	—	233	4,280	350,687	(93,209)	343,696
Total liabilities	38,060	5,547	—	596	—	—	3	2,690	206,877	(32,719)	221,054
Non-controlling interest –preferred equity	—	—	—	—	—	—	230	—	—	—	230
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL, BIC, BFI II, BF AUS, BF UK and BFL II on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT MAR. 31, 2021 AND DEC. 31, 2020 (MILLIONS)	2021	2020
Common shares	$7,392	$7,368
Contributed surplus	289	285
Retained earnings	16,093	15,178
Ownership changes	3,558	2,691
Accumulated other comprehensive income	5,621	6,171
Common equity	$32,953	$31,693
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
On April 1, 2020, the company completed a three-for-two stock split of the company’s outstanding Class A shares. All share count and per-share disclosure are presented on a post-split basis.
The holders of the company’s Class A shares and Class B shares received cash dividends during the first quarter of 2021 of $0.13 per share (2020 – $0.12 per share).
Q1 2021 INTERIM REPORT 85

The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT MAR. 31, 2021 AND DEC. 31, 2020	2021	2020[1]
Class A shares[2]	1,509,936,133	1,510,635,291
Class B shares	85,120	85,120
Shares outstanding[2]	1,510,021,253	1,510,720,411
Unexercised options and other share-based plans[3]	67,008,118	62,975,947
Total diluted shares	1,577,029,371	1,573,696,358
1. 2020 adjusted to reflect the three-for-two stock split effective on April 1, 2020.
2.Net of 65,816,784 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2021 (December 31, 2020 – 64,197,815).
3.Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

FOR THE THREE MONTHS ENDED MAR. 31	2021	2020[1]
Outstanding, beginning of period[2]	1,510,720,411	1,509,293,641
Issued (repurchased)
Repurchases	(2,492,421)	(2,894,624)
Long-term share ownership plans[3]	1,755,650	6,587,665
Dividend reinvestment plan and others	37,613	68,692
Outstanding, end of period[4]	1,510,021,253	1,513,055,374
1. 2020 adjusted to reflect the three-for-two stock split effective on April 1, 2020.
2.Net of 64,197,815 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2020 (December 31, 2019 – 63,417,346).
3.Includes management share option plan and restricted stock plan.
4.Net of 65,816,784 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2021 (March 31, 2020 – 58,434,060).
Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020
Net income (loss) attributable to shareholders	$1,235	$(293)
Preferred share dividends	(37)	(35)
Dilutive effect of conversion of subsidiary preferred shares	(11)	19
Net income (loss) available to shareholders	$1,187	$(309)

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020[1]
Weighted average – Class A and Class B shares	1,510.5	1,511.6
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	34.9	—
Class A and Class B shares and share equivalents	1,545.4	1,511.6
1. 2020 adjusted to reflect the three-for-two stock split effective on April 1, 2020.
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended March 31, 2021, the company granted 4.2 million stock options at a weighted average exercise price of $43.43. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 24.4% volatility, a weighted average expected dividend yield of 1.7% annually, a risk-free rate of 1.0% and a liquidity discount of 25%.
86 BROOKFIELD ASSET MANAGEMENT

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended March 31, 2021, the company granted 5.2 million escrowed shares at a weighted average price $43.43. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 24.4% volatility, a weighted average expected dividend yield of 1.7% annually, a risk-free rate of 1.0% and a liquidity discount of 25%.
13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED MAR. 31, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Revenue from contracts with customers	$77	$—	$531	$997	$2,610	$9,306	$571	$14,092
Other revenue	—	86	1,563	92	153	406	18	2,318
	$77	$86	$2,094	$1,089	$2,763	$9,712	$589	$16,410

FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Revenue from contracts with customers	$61	$—	$859	$1,001	$2,108	$9,713	$388	$14,130
Other revenue	—	107	1,756	29	165	379	20	$2,456
	$61	$107	$2,615	$1,030	$2,273	$10,092	$408	$16,586
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED MAR. 31, 2021 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$90	$30	$38	$7,718	$571	$8,447
Services transferred over a period of time	77	—	441	967	2,572	1,588	—	5,645
	$77	$—	$531	$997	$2,610	$9,306	$571	$14,092

FOR THE THREE MONTHS ENDED MAR. 31, 2020 (MILLIONS)	Asset Management	Corporate Activities	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$276	$30	$43	$8,061	$384	$8,794
Services transferred over a period of time	61	—	583	971	2,065	1,652	4	$5,336
	$61	$—	$859	$1,001	$2,108	$9,713	$388	$14,130

Q1 2021 INTERIM REPORT 87

14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2021	2020
Investment properties	$827	$118
Transaction related gains, net of expenses	1,281	(224)
Financial contracts	515	158
Impairment and provisions	(235)	(225)
Other fair value changes	(294)	(241)
	$2,094	$(414)
15.    SUBSEQUENT EVENTS
On April 1, 2021, the company announced that it had reached an agreement to acquire 100% of the limited partnership units of BPY that it did not already own for a price of $18.17 per unit or $6.5 billion in total value. Subject to pro-ration, BPY unitholders would have the ability to elect to receive, per BPY unit, $18.17 in cash, 0.3979 Brookfield Class A shares, or 0.7268 of BPY preferred units with a liquidation preference of $25.00 per unit.
88 BROOKFIELD ASSET MANAGEMENT

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
E: enquiries@brookfield.com
www.bam.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 1-877-715-0498 (North America)
416-682-3860 (Outside North America)
F: 1-888-249-6189
E: inquiries@astfinancial.com
www.astfinancial.com/ca-en

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2020 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

Q2 2020 INTERIM REPORT 89

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Chair, Brookfield Partners Foundation

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Murilo Ferreira
Former Chief Executive Officer,
Vale S.A.

Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Janice Fukakusa, F.C.P.A., F.C.A.
Former Chief Administrative Officer
and Chief Financial Officer, Royal Bank of Canada

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Vice Chair,
Brookfield Asset Management Inc.

Howard Marks
Co-chair,
Oaktree Capital Group, LLC.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc.
and Deputy Chair, Wholesale, TD Bank Group

Rafael Miranda
Former Chief Executive Officer,
Endesa, S.A.

Lord O’Donnell
Chair, Frontier Economics Limited

Hutham S. Olayan
Chair of The Olayan Group and former
President and CEO of Olayan America

Seek Ngee Huat
Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Former Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, Chief Financial Officer
Justin B. Beber, Head of Corporate Strategy and Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
90 BROOKFIELD ASSET MANAGEMENT

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Q2 2020 INTERIM REPORT 91

BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A

BROOKFIELD CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada
Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom
One Canada Square
Level 25
Canary Wharf
London, E14 5AA
+44.20.7659.3500

Australia
Brookfield Place
Level 19
2-12 Carrington St
Sydney, NSW 2000
+61.2.9158.5100

Brazil
Avenida das Nações Unidas, 14.261
Edifício WT Morumbi
Ala B - 20º andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates
Level 16
ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India
8th Floor
A Wing, One BKC
Bandra Kurla Complex
Bandra East
Mumbai 400 051
+91 (22) 6600.0701

China
Suite 1201, Tower B, One East
No. 736 South Zhongshan 1st Road
Shanghai 200021
+86.21.2306.0700

REGIONAL OFFICES

North America
Bermuda
Calgary
Chicago
Houston
Los Angeles
Vancouver

South America
Bogotá
Lima
Rio de Janeiro
Santiago

Europe
Madrid
Luxembourg

Asia Pacific
Beijing
Hong Kong
Seoul
Singapore
Tokyo

OAKTREE CORPORATE OFFICES

United States
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States
1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom
Verde
10 Bressenden Place
London SW1E 5DH
United Kingdom
+44 (0) 20.7201.4600

Hong Kong
Suite 2001, 20/F,
Champion Tower
3 Garden Road
Central, Hong Kong
+852.3655.6800